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MIC[redacted]

02030516

REGISTRANT'S NAME Singapore Airport Terminal Services

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APR 1 1 2002

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FILE NO. 82- 5717 FISCAL YEAR 3-31-01

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Delivering Value To Our Stakeholders

annual report 2000/2001

Singapore Airport Terminal Services

SATS

Contents

Corporate Profile



SATS is *the leading provider of integrated ground handling and inflight catering services at* Singapore Changi Airport. *In* FY 2000/01, *we served* 24 *million passengers, handled* 1.4 *million tonnes of airfreight, and catered* 22.9 *million meals.*

Our *reputation for service excellence has helped us to secure twelve strategic joint ventures in ground handling and inflight catering services at nine international airports in* Asia-Pacific.

Corporate Information

Board Of Directors

Chairman
Cheong Choong Kong

Deputy Chairman
Michael Tan Jiak Ngee

Directors
Chew Choon Seng
Barry Desker
Richard Charles Helfer
Hong Hai
Ng Kee Choe

Audit Committee

Chairman
Ng Kee Choe

Members
Hong Hai
Chew Choon Seng

Senior Officers' Remuneration Committee

Chairman
Cheong Choong Kong

Members
Michael Tan Jiak Ngee
Richard Charles Helfer

SATS Board Committee

Cheong Choong Kong
Michael Tan Jiak Ngee
Chew Choon Seng

Staff Committee

Chairman
Chew Choon Seng

Member
Michael Tan Jiak Ngee

Company Secretary

Annabelle Yip Wai Ping

Registrar

KPMG
Registrar and Transfer Office
138 Robinson Road #17-00
Hong Leong Centre
Singapore 068906

Auditors

Ernst & Young
Certified Public Accountants
10 Collyer Quay #21-01
Ocean Building
Singapore 049315

Audit Partner
Nagaraj Sivaram

Registered Office

20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659
Tel: (65) 541 8060
Fax: (65) 546 0455

Corporate Management

Chief Executive Officer
Singapore Airport Terminal Services Limited
Prush Nadaisan

Chief Executive
SATS *Airport Services* Pte Ltd
Karmjit Singh

Chief Executive
SATS *Catering* Pte Ltd
Joseph Chew Khiam Soon

Senior Vice-President
(Apron/Passenger Services)
Paul Tan Wah Liang
(Up to 11 *May* 2001)

Ee Tiang Hwee
(Acting from 12 *May* 2001)

Senior Vice-President
(Cargo)
Leong Kok Hong

Senior Vice-President
(Catering)
Tan Chuan Lye

Chief Financial Officer
Lim Kei Hin

General Manager
SATS *Security Services* Pte Ltd
Silva Kandiah

General Manager
Aero Laundry & Linen Services Pte Ltd
Wong See Heng

Corporate Structure

As at 31 March 2001

Singapore Airport Terminal Services Limited (SATS)

100% SATS Airport Services Pte Ltd	100% SATS Catering Pte Ltd	100% SATS Security Services Pte Ltd	100% Aero Laundry & Linen Services Pte Ltd
Airfreight Handling	Inflight Catering	Aviation Security Services	Laundry Services
Passenger Services	Cabin Handling	Security Consultancy	
Baggage Handling	Aircraft Interior Cleaning		
Apron Services			

Associated Companies

Ground Handling

40%
Beijing Aviation Ground Services Co., Ltd
(Beijing Capital International Airport)

30%
Tan Son Nhat Cargo Services Ltd
(Tan Son Nhat International Airport)

24.5%
Asia Airfreight Terminal Co., Ltd
(Hong Kong International Airport)

20%
Evergreen Air Cargo Services Corporation *
(Chiang Kai Shek International Airport)

19.2%
Evergreen Airline Services Corporation **
(Chiang Kai Shek International Airport)

Inflight Catering

40%
Beijing Airport Inflight Kitchen Ltd
(Beijing Capital International Airport)

35%
Maldives Inflight Catering Pte Ltd
(Male International Airport)

30%
Taj Madras Flight Kitchen Ltd
(Anna International Airport, Chennai)

20%
MacroAsia-Eurest Catering Services, Inc.
(Ninoy Aquino International Airport)

15%
Evergreen Sky Catering Corporation
(Chiang Kai Shek International Airport)

16.7%
Macau Catering Services Co. #
(Macau International Airport)

8.5%
Royal International Air-Catering Co., Ltd ##
(Kansai International Airport)

* SATS *acquired a stake on* 23 *May* 2001
** *Increased to* 20% *on* 14 *May* 2001
\# *Held through* SERVAIR-SATS *Holding Company Pte Ltd in which* SATS *has* 49% *equity interest*
\## *In the process of voluntary liquidation*

Financial Highlights

Group ($ million)	2000 – 2001	1999 – 2000	% Change	
Total revenue	887.2	790.2	+12.3	
Total expenditure	692.6	608.8	+13.8	
Operating profit	194.6	181.4	+7.3	
Profit before tax	210.9	199.6	+5.7	
Profit after tax	175.0	160.1	+9.3	
Share capital	100.0	100.0	–	
Distributable reserves	642.9	510.3	+26.0	
Non-distributable reserves	0.6	0.6	–	
Shareholders' funds	743.5	610.9	+21.7	
Return on shareholders' funds (%)	25.8	24.4	+1.4	points
Total assets	1,329.2	1,084.4	+22.6	
Net liquid assets/(liabilities)	172.2	(128.8)	–	
Value added	641.5	582.7	+10.1	
Per share data				
Earnings before tax (cents)	21.1	20.0	+5.5	
Earnings after tax (cents)	17.5	16.0	+9.3	
Net tangible assets (cents)	74.4	61.1	+21.7	
Dividends				
Interim dividends (%)	20.0	55.0 *	–35.0	points
Proposed final dividend (%)	40.0	–	–	
Special dividend (%)	–	143.0	–	
Dividend cover (times)	3.9	1.1	–	
Employee productivity				
Average number of employees	9,147	8,923	+2.5	
Revenue per employee ($)	96,989	88,554	+9.5	
Value added per employee ($)	70,141	65,303	+7.4	

* Including 5.8% tax exempt dividend

Group ($ million)	**2000 – 2001**	1999 – 2000	% Change
Operating Data			
Airfreight throughput including mail and courier (in million tonnes)	**1.43**	1.35	+6.1
Passengers served (in millions)	**23.99**	21.70	+10.6
Inflight meals prepared (in millions)	**22.86**	20.88	+9.5
Flights handled by apron services (in thousands)	**75.56**	72.22	+4.6

NOTES:

1. SATS *financial year is from* 1 April *to* 31 March. *Throughout this report, all figures are stated in Singapore* Dollars, *unless stated otherwise.*
2. *Return on shareholders' funds is the profit after taxation expressed as a percentage of the average shareholders' funds.*
3. *Net liquid assets is derived by offsetting current loan liabilities against liquid assets.*
4. *Earnings per share is computed by dividing the profits by the number of fully paid shares in issue.*
5. *Dividend cover is profit attributable to shareholders divided by net dividends.*

Financial Calendar

31st March 2001
Financial year-end

18th May 2001
Announcement of 2000 – 2001 results

5th June 2001
Despatch of Summary Financial Statements to shareholders

27th June 2001
Despatch of Annual Report to shareholders

7th July 2001
Annual General Meeting

26th July 2001
Payment of 2000 – 2001 final dividend

25th October 2001
Announcement of 2001 – 2002 half year results

Dear Shareholders,

I am happy to report that SATS had a successful first year as a public listed company. The Group now operates more independently of its parent company, Singapore Airlines, and pursues a more aggressive growth strategy. The listing also presented opportunities for our staff to participate in the equity of the Company.

During the year under review, the Group was able to record a 9.3% increase in net earnings after tax to S$175 million, helped by a 12.3% growth in revenue to S$887 million. The strong revenue growth came from a significant increase in business volume during the first half of the year.

We continued to see growth in all our operating units, and the numbers speak for themselves. During the year under review, SATS handled 75,600 flights, an increase of 4.6% over the preceding year; served 24 million passengers, an increase of 10.6%; processed 1.4 million tonnes of cargo and mail, an increase of 6.1%; and produced 22.9 million inflight meals, an increase of 9.5%.

In Singapore, from which we derived more than 90% of our profits, we continued to upgrade facilities and improve service standards. In July 2000 we commissioned the SATS Inflight Catering Centre (SICC1), a state-of-the-art facility that cost $217 million.

SICC1 has the capacity to produce 45,000 meals a day and is designed so that this capacity can be doubled to meet future increases in demand. With the new SICC1, SATS Catering operates two of the most modern inflight kitchens in the world, with a combined production capacity of 75,000 meals a day.

Our efforts in the past have been confined exclusively to Asia, but we are now extending our vision to other continents.

In April 2001, SATS Cargo's sixth airfreight terminal commenced operations. Costing $270 million, it has increased the Group's cargo handling capacity by 62% to 2.1 million tonnes a year.

Another major facility, the $30 million SATS Express Courier Centre 2, which is purpose-built for our long-term business partner DHL, is scheduled for completion in September this year and will further strengthen our express cargo business in Singapore.

Our long-term strategy is to further increase our presence overseas and raise the contribution to profits by our associated companies and joint ventures. To date, we have 12 ground handling and inflight catering associated companies in the Maldives, China, Vietnam, Taiwan, Japan, Macau, Hong Kong, India and the Philippines.

In May last year, we acquired a stake in Evergreen Airline Services Corporation (EGAS), which provides ramp handling at the Chiang Kai Shek International Airport, Taipei. SATS holds a 20% stake in EGAS, our second partnership with Eva Air.

During the year, our associated companies contributed 8.4% to our Group's bottomline.

Our efforts in the past have been confined exclusively to Asia, but we are now extending our vision to other continents. In March this year we launched a S$500 million medium-term note programme. This provided us with another funding source to facilitate our expansion locally and internationally. The inaugural issue, jointly arranged by Citicorp and DBS Bank, comprised $200 million of three-year fixed rate notes with an annual coupon rate of 2.9%.

In line with our commitment to continually improve our service to customers, we launched the YES! To Exceptional Service campaign, aimed at invigorating the service culture of the Group.

We will capitalise on Information Technology to improve service and efficiency. A new warehousing system, known as the Cargo Operations System (COSYS) has been cutover in our airfreight terminals. Using client-server technology, COSYS uses radio frequency data terminals and other such devices to allow faster and more accurate processing of shipment records and better service to shippers and consignees.

To improve efficiency, we are implementing an enterprise resource planning system from SAP. Implementation should be completed by the middle of next year.

We have also embarked on a project to integrate our various operations centres and make staff deployment more efficient.

With global passenger traffic expected to grow 4.9% a year in the next 20 years, and air cargo volumes at 5.7% annually, the outlook for air transport continues to be positive.

I wish to express my deepest appreciation to management and employees for a good performance, and to my fellow Board Directors for their support and advice.

CHEONG CHOONG KONG
Chairman

Board Of Directors



Cheong Choong Kong

SATS Chairman and Chief Executive Officer/Deputy Chairman of Singapore Airlines Ltd. Dr Cheong is also the Chairman of SIA Engineering Company Ltd and the National University of Singapore 11th Council. He is Vice Chairman of the Singapore-United States Business Council. He is a Director of Singapore Press Holdings Ltd, Oversea-Chinese Banking Corporation Ltd, Virgin Atlantic Ltd, Virgin Travel Group Ltd, Virgin Airways Ltd, Air New Zealand Ltd and Ansett Holdings Ltd.



Michael Tan Jiak Ngee

Deputy Chairman of SATS and Senior Executive Vice President (Commercial) of Singapore Airlines Ltd. Mr Tan is also Chairman of the Singapore Airlines Cargo Company. He is a Director of Virgin Atlantic Ltd and Air New Zealand Ltd.



Chew Choon Seng

Senior Executive Vice President (Administration) of Singapore Airlines Ltd, Chairman of SilkAir (Singapore) Pte Ltd, SMRT Corporation Ltd, Singapore MRT Ltd, Singapore LRT Ltd and International Development & Consultancy Corporation Pte Ltd. Mr Chew is also an Alternate Director of Virgin Atlantic Ltd, Virgin Travel Group Ltd, Virgin Atlantic Airways Ltd and Air New Zealand Ltd.



Barry Desker

Director of the Institute of Defence and Strategic Studies. Mr Desker is also the Chairman of Jurong Port Pte Ltd, Singapore Technologies Marine Ltd, Singapore Network Services Pte Ltd and the Singapore International Foundation. He is a Director of SembCorp Logistics Ltd and a Trustee of the Institute of Southeast Asian Studies, Singapore.



Richard Charles Helfer

President & Chief Executive Officer of Raffles Holdings Limited. Mr Helfer is also the Chairman & Chief Executive Officer of Raffles International Limited, the Senior Advisor to the Minister of Tourism in Cambodia, Deputy Chairman of Ministry of Manpower (National Advisory Council on Skills Recognition) and a Board Member of the Singapore Hotel Association, the Preservation of Monuments Board and the Singapore Trade Development Board's Franchise and Brand Advisory Committee.



Hong Hai

President & Chief Executive Officer of Haw Par Corporation Limited and Haw Par Healthcare Limited. Dr Hong is also the Chairman of the Economic Committee of the Singapore Chinese Chamber of Commerce & Industry and Deputy Chairman of the Singapore-Sichuan Trade and Investment Committee. He serves as a Board member of Poh Tiong Choon Logistics Ltd, IDT Holdings (Singapore) Ltd, UOB Venture Investments Ltd and the Traditional Chinese Medicine Practitioners Board.



Ng Kee Choe

Vice-Chairman of The Development Bank of Singapore Ltd. Mr Ng is also the Chairman of the Insurance Corporation of Singapore Ltd and Singapore Power Ltd. He is a Director of DBS Kwong On Bank Ltd, Techpower Communications Pte Ltd and Wing Lung Bank Ltd. He is on the Board of Governors of the Singapore International Foundation and the Vice-Chairman of the Institute of Banking and Finance. In addition, Mr Ng is the President Commissioner of PT Bank DBS Indonesia.

1. The SATS Board will continue to uphold the highest standards of corporate governance within the SATS Group of Companies.

2. Board Of Directors

2.1 The Board supervises the management of the Company. It meets at least once every 2 months. In addition, optional meetings are scheduled during the alternate months in between, and are held as scheduled if there are matters requiring the Board's decision at the relevant times. The Board focuses on strategies and policies with particular attention paid to major investments and financial performance.

2.2 The Board members are:
Cheong Choong Kong *Chairman*
Michael Tan Jiak Ngee *Deputy Chairman*
Chew Choon Seng
Barry Desker
Richard Charles Helfer
Hong Hai
Ng Kee Choe

2.3 All Directors on the Board are non-executive Directors. Of the 7 Directors, 4 Directors – Barry Desker, Ng Kee Choe, Hong Hai and Richard Helfer, are independent Directors.

2.4 Decisions of the SATS Board are communicated to SATS Management (Chief Executive Officer SATS, Chief Executive SATS Airport Services Pte Ltd and Chief Executive SATS Catering Pte Ltd) through their attendance at Board Meetings and circulation of the minutes of Board Meetings to them.

2.5 The Board is issued with detailed Board papers by Management, giving the background, explanatory information and justification for each decision and mandate which Management requests the Board to make, including where applicable, relevant budgets, forecasts and projections. In addition, at each Board meeting, information papers are circulated to the Board to inform the Board of material matters and issues which Management is currently involved in exploring or resolving. Monthly management accounts of the SATS Group of Companies comprising, inter alia, consolidated unaudited profit and loss account, revenue breakdown by client, consolidated balance sheet and explanatory notes explaining variances, are also circulated to the Board for its review.

2.6 In the Financial Year commencing 1 April 2000 and ending 31 March 2001 ("FY2000/01"), 6 Board meetings were held. One meeting was attended by all Board members, 3 meetings were attended by all Board members except one, and 2 meetings were attended by 5 Board members out of 7.

3. SATS Board Committee

3.1 To ensure operational efficiency, the SATS Board Committee was established on 24 March 2000 to deputise for the Board in operational matters and is empowered to, inter alia, open bank accounts, grant Powers of Attorney, affix the Company's seal and authorise resolutions under seal to approve the sale and/or lease of the company premises. Resolutions are passed by the SATS Board Committee by circulation in writing.

3.2 The 3 members on the SATS Board Committee are Chairman SATS, Deputy Chairman SATS and Mr Chew Choon Seng, Director. Resolutions approved by the SATS Board Committee are notified to fellow Directors through their inclusion in the minutes of Board Meetings circulated to them.

4. Audit Committee

4.1 The Audit Committee, which was formed on 2 March 2000, comprises 3 members, 2 of whom are independent non-executive Directors. The members of the Audit Committee are:

Ng Kee Choe *Chairman*
Chew Choon Seng *Member*
Hong Hai *Member*

4.2 The Audit Committee is required by its Charter to meet at least twice a year, and in practice, is scheduled to meet on a quarterly basis. Meetings are held with the internal auditors and the auditors of the Company present. In FY2000/01, 3 Audit Committee meetings were held and attended by all the members of the Audit Committee.

4.3 The Audit Committee performs the following functions:

a) reviews the audit plans of the internal auditors and auditors of the Company, the results of their examination of the Company's system of internal accounting controls and the co-operation given by the Company's officers to the external and internal auditors;

b) reviews the financial statements of the Group and the Company and the auditors' report thereon before their submission to the Board of Directors;

c) nominates the external auditors for reappointment;

d) reviews interested person transactions;

e) approves the internal control procedures and arrangements for all interested person transactions to ensure that they are carried out on an arm's length basis and on normal commercial terms and are not prejudicial to the Company or its shareholders;

f) performs the functions required of it under the Companies Act and the SGX-ST Listing Manual; and

g) reviews the proposed shareholders' general mandates in relation to interested person transactions to be adopted by the Company from time to time.

4.4 The Audit Committee has full access to and co-operation of the Company's management. The Audit Committee has full discretion to invite any Director or executive officer to attend the meetings, and has been given reasonable resources to enable it to discharge its functions.

4.5 Minutes of Audit Committee meetings are circulated to fellow Directors by the Company Secretary or the Secretary to the Audit Committee.

4.6 In the opinion of the Directors, the Company complies with the Best Practices Guide on Audit Committees.

5. Senior Officers' Remuneration Committee

The Senior Officers' Remuneration Committee was formed on 17 February 2000 to implement and administer the SATS Employee Share Option Plan (the "Plan") in accordance with its terms and the requirements of the Singapore Exchange Securities Trading Limited's Listing Rules, to determine the eligibility of individuals for participation in the Plan, and to offer and grant options in accordance with the provisions of the Plan. The Senior Officers' Remuneration Committee comprises:

Cheong Choong Kong
Michael Tan Jiak Ngee
Richard Charles Helfer

The Senior Officers' Remuneration Committee met twice in FY2000/01.

6. Committee On Staff Matters

The Committee on Staff Matters (the "Staff Committee"), formed on 25 October 2000, tracks the career progression of scholars, management trainees and other high potential senior staff, approves postings of head office senior staff to joint ventures and projects overseas, decides on requests, suggestions and recommendations for changes in staff policies and schemes, or introduction of new policies and schemes for staff, reviews appeals of staff or unions against decisions of disciplinary or promotion appeals boards, and decides on any other staff matters which the Committee may decide to review from time to time. The Staff Committee comprises:

Chew Choon Seng *Chairman*
Michael Tan Jiak Ngee *Member*

Since its formation, the Staff Committee has met once.

7. Securities Transactions

The Company has a clear set of Policy and Guidelines for Dealings in the Shares of the Company and the other listed companies in the Singapore Airlines Group, being Singapore Airlines Limited and SIA Engineering Company Limited, which has been disseminated to employees of the SATS Group of Companies. The Policy and Guidelines are in conformity with the guidelines of the Singapore Exchange Securities Trading Limited.

Milestones

10 April 2000
SATS concluded a comprehensive ground handling agreement with Transmile Air, a scheduled charter freighter airline.

11 ~ 14 April 2000
6 chefs from SATS Catering won medals (2 gold, 1 silver and 2 bronze) at the 12th Food Hotel Asia and Salon Culinaire 2000 held in Singapore.

12 April 2000
SATS signed a long-term ground handling contract with one of the world's largest air cargo airlines, Evergreen International Airlines.

14 April 2000
SATS Catering received the British Airways "Partners in Excellence" Bronze Award for 98/99.

26 ~ 28 April 2000
SATS Security organised the 5th Asia Pacific Aviation Security Conference in Singapore.

9 May 2000
Ground breaking ceremony for the construction of Express Courier Centre 2, a purpose-built facility to be used as a Singapore hub by our long-term partner DHL Worldwide Express.

12 May 2000
SATS listed on the mainboard of the Singapore Exchange.

31 May 2000
SATS Catering placed third in Category A of the United Airlines' International Catering Award for 1999.

1 June 2000
Evergreen Airline Services Corporation (EGAS) which provides ground handling services in Taipei, became SATS' 11th overseas investment.

21 June 2000
Chefs from Beijing Airport Inflight Kitchen (BAIK), a SATS associated company, bagged numerous awards at the Food & Hotel China 2000 culinary contest held in Beijing.

22 June 2000
SATS received Best Station Award from Qantas Airways and British Airways.

11 July 2000
The new SATS Inflight Catering Centre 1 became operational.

14 July 2000
SATS Catering received the Overseas Best Caterer Award (Bronze) from All Nippon Airways.

1 August 2000
Launch of SATS Service Day.

11 ~ 12 August 2000
SATS/Airlines Games 2000.

14 August 2000
Hulhule Island Hotel, owned by SATS' associated company, Maldives Inflight Catering (MIC), officially opened.

15 August 2000
SATS Airport Services awarded ISO 9002 certification for the provision of baggage handling services.

22 September 2000
SATS Catering received the British Airways "Partners in Excellence" Silver Award for 99/00.

23 October 2000
Asia Airfreight Terminal (AAT), a SATS associated company, received the QSA Preferred Supplier Award from Qantas Airways in recognition of its ability to exceed its handling requirements.

22 ~ 25 October 2000
Chefs from SATS represented Singapore at the IKA Culinary Olympics held in Germany, winning 4 gold and 2 silver medals.

16 November 2000
SATS launched its Safety and Equipment Care Campaign.

24 November 2000
SATS won 2 awards in Qantas Airways' QSA programme – "Airport Services Purchasing Ground Handling" and " Airport Services Purchasing Supplier of 2000".

7 December 2000
144 SATS employees received National Excellence Service Awards.

4 January 2001
AAT received the Good People Management Award for the year 2000 from Hong Kong's Labour Department.

13 January 2001
6 staff from SATS received "Outstanding Service Provider" Awards (1 gold, 4 silver and 1 bronze) at the Civil Aviation Authority of Singapore (CAAS)'s Annual Airport Reception.

Operations Review









We provide passenger services, baggage handling, airfreight handling, apron services, inflight catering, aviation security, and airline linen laundering.











Developments at the SATS *Group during the year in review continued apace, in line with our efforts to stay at the forefront of the industry.*

Investments In State-Of-The-Art Facilities

In July 2000, we successfully moved our Group headquarters and catering operations to our new SATS Inflight Catering Centre 1 (SICC1). The old premises had to be demolished in order to make way for the construction of Passenger Terminal 3 at Changi Airport.

Built at a cost of $217 million, the new SICC1 has a gross floor area of 60,000 square metres, or the equivalent of 10 soccer fields, and a capacity to produce 45,000 meals a day. SICC1 has the latest catering systems and equipment to ensure that meals served on board the aircraft are produced hygienically, are of the freshest quality and are delivered punctually to the aircraft.

To cope with future demands, the production capacity of SICC1 can be increased to 60,000 meals a day through a Phase 2 building expansion.

Meanwhile, construction of our sixth airfreight terminal, at a cost of $270 million, has been completed and we have begun partial operations since April 2001. The 800,000 tonnes of handling capacity for this new airfreight terminal has increased SATS' total cargo handling capacity to 2.1 million tonnes a year.

Another major facility, the SATS Express Courier Centre 2, costing $30 million, is on schedule to be completed in September 2001. This new purpose-built facility for DHL Worldwide Express, a long-standing partner of SATS, will add another 180,000 tonnes of handling capacity a year.

Investment Overseas

SATS acquired a 19.21% stake in Evergreen Airline Services Corporation (EGAS), a company that provides ground handling services at Chiang Kai Shek International Airport in Taipei. Our stake was increased to 20% in May 2001. EGAS is SATS' second investment with the Evergreen Group in Taiwan, having earlier invested in a 15% stake in Evergreen Sky Catering Corporation at the same airport.



SATS has always stressed the importance of providing exceptional customer service in all areas of its business.

Increasing Customer Base

As at the end of fiscal year 2001, the SATS Group provided services to a total of 47 scheduled airlines calling at Singapore Changi Airport. Two new airline customer contracts were clinched during the year:

- One of the world's largest air cargo carriers, Evergreen International Airlines, commenced twice-weekly B747 freighter services between Singapore and Taipei on 12 April 2000.
- On 10 April 2000, we concluded a comprehensive ground handling agreement with Transmile Air which operates B737 scheduled freighter charters four times weekly between Singapore and Penang.

In addition, SATS was again appointed the official ground handling agent for one of the world's leading air shows, Asian Aerospace 2000, the first major air show to be held in the new millennium.

Delivering Exceptional Customer Service

SATS has always stressed the importance of providing exceptional customer service in all areas of its business.

Our operations staff benefited from the Yes! To Exceptional Service training programme which began in May 2000. The programme challenged staff to think laterally, adopt a "can-do" attitude and instil a deep desire to improve service levels.

The first working day of August has also been designated as SATS Service Day. Management staff, including the Chief Executives, worked alongside the operations staff to promote team spirit and to understand better the challenges faced by our employees.

Awards & Accolades

Our commitment to service excellence has won us recognition. Besides special mentions for outstanding services and acts of honesty from local station managers and the airport authorities, SATS received several awards including the Partners In Excellence Silver Award from British Airways; Overseas Best Caterer Award from All Nippon Airways; International Catering Award from United Airlines; Most Consistent Caterer Award from Cathay Pacific Airways; Airport Services Purchasing Ground Handling Supplier Award and Airport Services Purchasing Supplier Award from Qantas Airways.

SATS Cargo received the ISO 14001 certification for our environmental management system. Both Apron Services and Baggage Services received their ISO 9002 certifications from the Singapore Productivity & Standards Board in 2000.

SATS Security Services and Edith Cowan University jointly received the Outstanding Achievement in Collaboration in Education & Training award from the Australian Business/Higher Education Round Table. This award was in recognition of our joint efforts in developing a Diploma Programme in Security and Police Studies, launching scholarships for these diplomas and introducing other initiatives to increase the level of aviation security worldwide.

Awards

United Airlines International
Catering Award
SATS *Catering*

Qantas Airways/British Airways
Best Station Award
SATS

All Nippon Airways
Overseas Best Caterer Award (Bronze)
SATS *Catering*

British Airways "Partners In Excellence"
Silver Award
SATS *Catering*

Cathay Pacific Airways
Most Consistent Caterer Award
SATS *Catering*

Qantas Airways "Airport Services
Purchasing Ground Handling Supplier" Award
SATS *Airport Services*

Qantas Airways "Airport Services
Purchasing Supplier" Award
SATS *Airport Services*

Australian Business/Higher Education
Round Table Outstanding Achievement in
Collaboration in Education & Training Award
SATS *Security Services/Edith Cowan University*



SATS served a total of 24 million passengers at Singapore Changi Airport, an increase of 10.6% over the previous year.



SATS is committed to providing caring and efficient service to all our passengers.

Passenger Handling

As a service-oriented company, SATS has always been committed to making improvements for the comfort of airline passengers. In June this year, SATS Premier Lounges in both terminals, set up for airlines that do not have their own lounges, renovated their premises and expanded the range of refreshments provided.

In October 2000, we started providing check-in and gate boarding services for Lufthansa German Airlines.

Passengers requiring special assistance such as the wheelchair-bound, unaccompanied children and the elderly can make use of the Special Services Lounges at each Passenger Terminal, which were redesigned and moved to bigger premises. Passengers requiring help with lost baggage can approach our mobile service desk at the baggage claim belt. The Transfer Counters were also redesigned using a Lounge concept. Instead of row-queuing, a queue number system is now used. Passengers can now wait in comfort on sofa seats until their queue numbers are called. These are examples of our continuing efforts to be more visible and accessible to the passengers, thus enhancing their convenience and comfort.

We have formed a Products and Services Development committee to keep abreast of industry trends and come up with new products and service innovations. Several ideas leveraging on information technology are being worked on and we expect to implement these in the coming year.

Operations Review



SATS handled a total of 75,560 flights at Singapore Changi Airport, an increase of 4.6% over the previous year.





Our target for baggage delivery is one of the most challenging amongst the world's major airports.

Baggage Handling

Any passenger would agree unreservedly that having one's baggage miss the flight or mishandled would spoil one's travelling experience. That's why SATS' baggage handling unit has continually strived to keep the number of mishandled cases to a bare minimum.

There are several reasons why baggage can be mishandled, for instance, insufficient flight connecting times or staff error. To achieve service excellence, we have set a target of having fewer than 1.1 pieces of mishandled baggage per 10,000 departing passengers. In addition, we have also set a target of delivering the first bag on the baggage claim belt within 12 minutes of an aircraft's arrival.

We have consistently met these targets, thereby assisting Changi Airport to maintain its leading position as a world-class international aviation hub.

In July 2000, SATS Baggage Services, SIA Ground Services and the team of SIA staff stationed in Kuala Lumpur were part of a forum to discuss ways to improve baggage handling for transfer passengers on the Singapore-Kuala Lumpur-Singapore shuttle flights. We also participated in numerous discussions with the Civil Aviation Authority of Singapore and our airline clients on industry trends and developments to further improve our baggage handling performance.

Operations Review


AKE 39635 JL
JAL
JAL
SUPER LOGISTICS
QANTAS
AKE 31441
QANTA
BRITISH AIRWAYS WORLD CARGO

Cargo and mail handled by SATS increased by 6.1% to 1.43 million tonnes in FY2001.



Our cargo facilities are now fully-integrated with an efficient cargo operations system, COSYS.

Airfreight Handling

We have constructed a new airfreight terminal (AFT6), equipped with a fully-automated material handling system capable of handling 800,000 tonnes of cargo a year. Built at a cost of $270 million, AFT 6 is one of the most sophisticated airfreight facilities in the world. We began phasing in operations in April 2001, and expect the facility to be fully operational by September 2001.

We began construction of our second express courier centre (ECC2) in May 2000. Costing $30 million, ECC2 is expected to be operational in September 2001. This 180,000 tonne-a-year purpose-built facility will be used mainly by DHL Worldwide Express to expand its operations hub in Singapore.

With AFT6 and ECC2, our total cargo handling capacity will increase by 75% to 2,270,000 tonnes per year.

In February 2001, we cut over a client server-based warehouse management system, the Cargo Operations System (COSYS), in all of our airfreight terminals. This user-friendly, integrated system will help our staff provide more accurate information to customers such as real-time status of their cargo shipments. Additionally, hand-held Radio Frequency (RF) Data Terminals and the RF Tag Identification System will be progressively linked to COSYS, thereby enabling faster and more efficient tracking of shipments.

Operations Review


ML


9V-SYE
TR 214
SATS



We invested $3.8 million to renew and expand our ground support equipment, ensuring safe and efficient handling of a wide variety of aircraft types.

Apron Services

Our Apron Services unit embarked on a ground support equipment (GSE) fleet renewal and expansion programme. Bulk purchasing of GSE based on three-year requirements instead of annual tenders, has lowered unit prices. For instance, our recent purchase of 18 Joint Container-Pallet Loaders (JCPLs), equipment used for aircraft ramp handling, resulted in significant savings.

To improve safety, we invested $183,000 in three training mock-ups of the B747, B777 and A340 aircraft fuselage. With these mock-ups, trainees will have sufficient opportunities to practice operating ramp handling equipment before they proceed with training on the aircraft.

Operations Review



SATS prepared a total of 22.9 million meals in FY2001, an increase of 9.5% over the previous year.


SATS INFLIGHT

With the opening of SICC1 *in July* 2000, SATS *now operates two of the most modern inflight kitchens in the world.*



Chefs with the midas touch... attending to every detail of meal preparation.

Inflight Catering

On 11 July 2000, we commenced operations at our new SATS Inflight Catering Centre 1 (SICC1). This $217 million facility, with a gross area of 60,000 square metres and production capacity of 45,000 meals a day, is used for Singapore Airlines flights.

SATS now operates two modern inflight catering centres that utilise the latest in catering technology to boost productivity and efficiency, while maintaining the highest standards of hygiene.

SATS Catering has also embarked on a project to create a comprehensive database of airlines' menus and recipes. This database helps to improve accuracy of meal preparation and efficiency in menu planning for airline customers.

Non-inflight catering businesses grew by 115.5% to S$4.7 million during the year. We continue to supply food items to the Tricon Group which owns the Pizza Hut and Kentucky Fried Chicken outlets in Singapore, and Farmland pizzas to Ben Foods Company.

Operations Review





Our reputation as a regional specialist in the aviation security industry has earned us recognition and awards.

Aviation Security Services

For the 805-member security force at SATS Security Services Pte Ltd (SSS), training and upgrading of our specialised aviation security skills are continually emphasised. During the year, we organised a series of aviation security training packages for external parties – such as the 5th Asia Pacific Aviation Security Conference & Exhibition held in April 2000.

In addition, SSS organised training for 80 local and overseas organisations covering office security, cargo security, industrial security systems and other aspects of aviation security.

We have a good reputation as a regional specialist in the aviation security industry. One of our police constables, PC Kusela Kumaran Selvarajah won the Aviation Security Employee of the Year award jointly organised by the Aviation Security International journal, the International Air Transport Association (IATA) and the Airports Council International (ACI). This prestigious award serves to boost SATS Security's profile in the aviation security industry. We have also earned other awards such as the Role Model for "High Performance Working Practices" from the International Labour Organisation, the Quality Circle Award (Bronze) from the National Quality Circle Convention and the National H.E.A.L.T.H. (Helping Employees Achieve Life-Time Health) Silver Award.

Operations Review




AERO LAUNDRY & LINEN SERVICES

ALLS provides laundry services to 32 airlines and 17 other organisations.

Airline Laundry Services

During the year in review, Aero Laundry & Linen Services Pte Ltd (ALLS) provided laundry services to another non-airline customer, Safra Resort & Country Club. A three-year contract valued at nearly $150,000 annually, the Safra account adds to ALLS' list of 32 airline clients, 12 airline-related clients such as companies operating the airport lounges, and 5 other clients comprising clubs, hotels and hospitality institutions.

With its current facilities reaching a capacity of 20 tonnes a day, ALLS appointed an Australian consulting firm, Graham Jowsey & Associates Pty Ltd, to conduct a critical review of its laundry operations. The review looked at how production capacity could be increased to meet future demands. Based on the consultants' findings, ALLS will be commissioning new laundry machines to boost capacity by early 2002.

Our Overseas Investments



Maldives Inflight Catering (MIC), SATS' oldest overseas venture, was established in 1988. Since then, we have 11 other overseas investments in 9 international airports in Asia Pacific.

While our initial focus was within Asia Pacific, we are now actively seeking opportunities in other parts of the world such as North America and Europe.

Beijing, PRC
Beijing Aviation Ground Services Co., Ltd
Beijing Airport Inflight Kitchen Ltd

Ho Chi Minh City, Vietnam
Tan Son Nhat Cargo Services Ltd

Hong Kong
Asia Airfreight Terminal Co., Ltd

Maldives
Maldives Inflight Catering Pte Ltd

Macau
Macau Catering Services Co. #

Osaka, Japan
Royal International Air-Catering Co., Ltd ##

Taipei, Taiwan
Evergreen Sky Catering Corporation
Evergreen Airline Services Corporation
Evergreen Air Cargo Services Corporation
(with effect from 23 May 2001)

Manila, Philippines
MacroAsia-Eurest Catering Services, Inc.

Chennai, India
Taj Madras Flight Kitchen Ltd

Held through SERVAIR-SATS *Holding Company Pte Ltd in which* SATS *has 49% equity interest*
In the process of voluntary liquidation

Leveraging On Our Base In Singapore

With more than 90% of our earnings derived from our base operations in Singapore, SATS will continue to grow its investments in Changi Airport through continual improvements to facilities, infrastructure and service standards.

The opening of our sixth airfreight terminal in 2001 has increased our total cargo handling capacity to 2.1 million tonnes a year. Our second express courier centre, which is mainly used for DHL's hub operations, will further boost our capacity for handling courier packages to an annual total of 220,000 tonnes. With the commissioning of our new SATS Inflight Catering Centre 1, our total production capacity for inflight meals is now 75,000 meals a day.

Our long-term growth strategy is to diversify geographically in the Asia-Pacific region and beyond to other global markets.

Growing Through Strategic Partnerships And Ventures Overseas

There is a worldwide trend in the aviation industry of airlines streamlining their core operations, and divesting stakeholdings in ground handling and inflight catering companies.

There are opportunities to increase shareholder value through strategic partnerships and joint ventures, as well as acquisition of related businesses with global operations. We are targeting international airports with potential for good passenger and airfreight traffic growth.

Developing Our People



We have in place a programme to promote esprit d'corps, creativity and a positive "can-do" attitude amongst our staff – something we call the YES! *attitude.*

We place a very high priority on developing our people assets and boosting productivity through investments in information technology.

We have in place a programme to promote esprit d'corps, creativity and a positive, "can-do" attitude amongst our staff – something which we call the YES! attitude.

During the year in review, the Group spent a total of $9.7 million, or 2.6% of our annual payroll, on staff training. With a total of 37,568 man-days deployed, each employee received an average of 34 hours of training, excluding on-the-job training.

The training needs of each employee are evaluated and reviewed each year, along with the annual performance appraisal. At such annual reviews, our staff are also given opportunities to identify areas that they wish to be trained in so as to keep pace with industry demands.

In July 2000, SATS embarked on the implementation of an enterprise resource planning system from SAP (Systems, Applications and Products). The system will allow our staff to standardize work processes, make changes more quickly, plan and manage our inventory better as well as support operations more effectively. The system will be progressively cut over to all departments from November 2001.

During the year, departments within the Group organised a host of social activities ranging from family days, annual dinners, lantern festivals to bowling tournaments, athletic meets, and soccer tournaments.

We continue to maintain good industrial relations with our two employee unions, the SATS Workers Union (SATSWU) and the Air-Transport Executive Staff Union (AESU). Through regular formal meetings and informal dialogues between Management and the unions, we are able to reach mutual



understanding to achieve a common goal – that of gaining higher productivity and increasing shareholder value, while at the same time, looking after the welfare and interests of our staff.

Our customer service mindset makes a difference to the travelling experience of passengers passing through Singapore Changi Airport. SATS has helped to make Changi Airport the world's best airport for the past 16 years by making the airport experience a pleasant and hassle-free one.

Corporate Values

Customer First
Our customers are foremost in our minds all the time. We go the extra mile to exceed their expectations

Integrity
We strive for fairness in all our business and working relationships

Team Work
We work with pride as a worldwide team to achieve success together

Pursuit of Excellence
We strive for the highest professional standards in our work and aim to be the best in everything we do

Safety
We regard safety as an essential part of all our operations. We maintain our equipment and adopt practices that promote the safety of our customers and staff

Concern for Staff
We value our staff and care for their well-being. We treat them with respect and dignity and seek to provide them with appropriate training and development so that they can lead fulfilling careers

Doing Our Part



Our catering and cargo operations are ISO 14001 – certified to manage environmental issues responsibly.



Doing our part at the SATS Staff Home for Senior Citizens, our community project since 1979.

SATS is committed to ensuring continual improvement of its environmental performance and prevention of pollution through an environmental management system.

Our Catering, Cargo and Maintenance units have already set in place a series of ISO 14001 – certified procedures for managing environmental issues systematically, such as tracking usage of water, electricity and fuel; recycling of non-biodegradable materials such as plastics, skids, paper and waste metals; control of chemicals and oil spillage; and monitoring of air pollutants.

Not only are we concerned for our physical environment, we also take our responsibility as a corporate citizen seriously.

Since 1979, our SATS Staff Association (SSA) has been running a shelter for the elderly at the void deck of Block 33, Bedok South Avenue 2. The Association, which encourages all staff to play a meaningful role in meeting the needs of the community, is funded by monthly contributions from SATS employees.

Our employees also distribute food to the needy, particularly those living in one or two-room apartments, as well as those on public assistance schemes with the Ministry of Community Development and Sports. Our employees have also volunteered their time to various organisations like the Pertapis Children's Home, Gracehaven Orphanage, Movement for the Intellectually Disabled in Singapore (MINDS), and the Singapore School For The Deaf. We are also proud that our employees are actively supporting the Community Chest through the Group's SHARE programme.

Financials

Earnings

The SATS Group's operating profit increased $13 million (+7.3%) to $195 million. Profit before tax was $211 million, an increase of $11 million (+5.7%). Profit after tax rose $15 million (+9.3%) to $175 million.

Earnings per share was 17.5 cents, an increase of 1.5 cents (+9.3%). Profit margin dropped 0.6 percentage point to 19.7%. Return on average shareholders' funds was 25.8%, an increase of 1.4 percentage points but return on total assets was 14.5%, 0.7 point lower than last year.

Group Profit Before And After Tax


$ Million
$ Million
250
200
150
100
50
0
96/97
97/98
98/99
99/00
00/01
Profit Before Tax
Profit After Tax

Group Profitability Ratios


Percent
Cents
30.0
25.0
20.0
15.0
10.0
5.0
0
96/97
97/98
98/99
99/00
00/01
Return On Shareholders' Fund (%)
Net Profit Margin (%)
Earnings per share (Cents)
Return On Total Assets (%)

Group Results


$ Million
$ Million
1000
800
600
400
200
0
96/97
97/98
98/99
99/00
00/01
Revenue
Expenditure
Operating Profit
Profit After Tax

Revenue

The Group's revenue rose $97 million (+12.3%) to $887 million. Inflight catering revenue contributed $412 million, up $41 million (+11.0%) due to a 9.5% increase in the number of meals uplifted. Ground handling revenue was $52 million (+14.3%) higher at $418 million because of more flights and cargo tonnage handled. Revenue from other services amounted to $57 million, up $4 million (+7.4%).

Group Revenue Composition

a) 2000 – 2001


6.4%
47.1%
46.5%

b) 1999 – 2000


6.7%
46.3%
47.0%
Catering
Ground Handling
Others

Group Revenue


$ Million
$ Million
1000
800
600
400
200
0
96/97
97/98
98/99
99/00
00/01
Group Revenue

	2000 – 2001 $ Million	%	1999 – 2000 $ Million	%	Change %
Inflight catering	**412.4**	46.5	371.5	47.0	+11.0
Ground handing	**418.0**	47.1	365.8	46.3	+14.3
Others*	**56.8**	6.4	52.9	6.7	+7.4
Total	**887.2**	100.0	790.2	100.0	+12.3

Others include aviation security services, airline laundry services and leasing of office space to airline clients and cargo agents.

Expenditure

The Group's expenditure rose 13.8% or $84 million to $693 million.

The increase in Group's expenditure was due to:

	Change	
	$ Million	%
Staff costs	+46.2	+12.8
Cost of raw materials	+8.4	+13.4
Licensing fees	+7.4	+12.9
Depreciation charges	+1.5	+3.9
Company accommodation and utilities	+10.4	+25.2
Other costs	+9.9	+20.3
Total	+83.8	+13.8

The increase in staff costs of $46 million (+12.8%) was attributable mainly to (i) a 5% service increment (+$12 million), (ii) higher profit sharing bonus (+11 million) (iii) restoration in the employer's CPF contribution from 10% to 12% in January 2000 and to 16% in January 2001 (+$5 million), (iv) higher contract labour cost (+$4 million), (v) provision for wage adjustment for the renewal of Collective Agreement (+$8 million), and (vi) 2.5% increase in average staff strength (+$6 million).

Cost of raw materials increased $8 million (+13.4%) to $71 million as a result of higher volume of meals produced.

The licensing fees was $65 million, up $7 million (+12.9%) in tandem with the higher revenue earned.

Depreciation charges went up by $2 million (+3.9%) mainly due to the new Inflight Catering Centre which commenced operations in July 2000. This was offset by a $5 million reduction in the depreciation charges as a result of a change in the useful lives of some of the assets.

Company accommodation and utilities increased $10 million (+25.2%) mainly from costs associated with the opening of a new inflight catering centre in July 2000, and in part to higher utilities' rate.

Other costs rose $10 million (+20.3%) mainly because of staff privilege travel entitlement (+$4 million) and IT expenses (+$4 million).

Group Expenditure Composition

a) 2000 – 2001


8.5%
5.8%
9.3%
58.7%
10.2%
7.5%

b) 1999 – 2000


8.0%
6.3%
9.4%
59.2%
10.3%
6.8%

Staff Costs
Company Accommodation And Utilities
Cost of Raw Materials
Licensing Fees
Depreciation Charges
Other Costs

	2000 – 2001		1999 – 2000		Change
	$ Million	%	$ Million	%	%
Staff costs	**406.6**	58.7	360.4	59.2	+12.8
Cost of raw materials	**70.9**	10.2	62.5	10.3	+13.4
Licensing fees	**64.7**	9.3	57.3	9.4	+12.9
Depreciation charges	**40.0**	5.8	38.5	6.3	+3.9
Company accommodation and utilities	**51.7**	7.5	41.3	6.8	+25.2
Other costs	**58.7**	8.5	48.8	8.0	+20.3
Total	**692.6**	100.0	608.8	100.0	+13.8

Share Of Results Of Associated Companies

Profits from the associated companies increased marginally to $18 million (+1.1%) and represent 8.4% of the Group's profit. Increase in share of profits from Asia Airfreight Terminal (+$1 million), Beijing Airport Inflight Kitchen (+$1 million), Macro-Asia Eurest Catering Services (+$1 million), Tan Son Nhat Cargo Services and Servair-SATS (+$1 million) were offset by the reductions from Maldives Inflight Catering (–$3 million) and Beijing Aviation Ground Services (–$1 million).

Taxation

The Group's provision for taxation in 2000 – 2001 was $36 million, a reduction of $4 million (–9.1%) from 1999 – 2000. This was mainly because of investment allowance claims for the new inflight catering centre and sixth airfreight terminal, and the 1% reduction in corporate tax rate from 25.5% to 24.5%.

Dividends

An interim dividend of 20%, amounting to $15 million after tax, was paid on 29 November 2000. The directors propose that a final dividend of 40%, amounting to $30 million after tax, be paid. With the proposed final dividend, the total dividend, less tax, for 2000 – 2001 will amount to $45 million.

Financial Position

At 31 March 2001, the shareholders' fund of the Group was $744 million, up $133 million (+21.7%) from a year ago.

The net tangible assets per share of the Group rose 13.3 cents (+21.7%) to 74.4 cents on 31 March 2001.

The Group's total assets was $1,329 million at 31 March 2001, up $245 million (+22.6%).

Net liquid assets of the Group was $172 million at 31 March 2001, compared to net liquid liabilities of $129 million one year ago. This was due to a $200 million medium term note raised through debt capital markets that was used to refinance the existing short term borrowings and for payment of capital expenditure. The debt equity ratio decline from 0.37:1 to 0.34:1 as at 31 March 2001.

Shareholders' Funds, Total Assets And Net Tangible Assets Per Share



$ Million
Cents
1400
1200
1000
800
600
400
200
0
120
100
80
60
40
20
0
1997
1998
1999
2000
2001
31 March
Total Assets ($ Million)
Shareholders' Fund ($ Million)
Diluted Net Tangible Assets/Share (Cents)

Net Liquid Assets/(Net Debts)



$ Million
$ Million
280
200
120
40
0
-40
-120
-200
1997
1998
1999
2000
2001
31 March
Net Liquid Assets/(Net Debts)

Share Options

On 3 July 2000, options were granted under the SATS Employee Share Option Plan ("Plan") to eligible employees to subscribe for 14,788,900 ordinary shares of $0.10 each of the Company ("Shares"), out of which options in respect of 14,136,600 Shares were accepted by the employees. The exercise periods of the said options commence on 3 July 2001 for Senior Executives (as defined under the Plan) or 3 July 2002 for other employees, and expire on 2 July 2010. The exercise price of the Shares under the said options is $2.10 per Share.

As at 31 March 2001, options to subscribe for a total of 32,452,600 Shares are outstanding under the Plan (options to subscribe for a total of 387,600 Shares lapsed pursuant to Rule 8 of the Plan). None of the options granted on 28 March 2000 or 3 July 2000 have been exercised to date.

Capital Expenditure And Cash Flow

The Group's capital expenditure was $126 million, $41 million (–24.3%) lower than the preceding year. Major portion of the capital expenditure was on the new Inflight Catering Centre ($57 million), the sixth Airfreight Terminal ($39 million) and second Express Courier Center ($14 million).

Internally generated cash flow remained constant at $247 million compared to last year. The self-financing ratio of cash flow to capital expenditure rose to 1.96:1 from 1.48:1.

Capital Expenditure And Internally Generated Cashflow


$ Million
Ratio
300
240
180
120
60
0
3.0
2.4
1.8
1.2
0.6
0
96/97
97/98
98/99
99/00
00/01
Capital Expenditure ($ Million)
Internally Generated Cashflow ($ Million)
Self Financing Ratio

Breakdown By Business Activities

	Revenue $ Million		Operating Profit $ Million	
	2000 – 2001	1999 – 2000	**2000 – 2001**	1999 – 2000
Inflight catering	**412.4**	371.5	**93.3**	98.2
Ground handling	**418.0**	365.8	**81.3**	62.2
Others #	**56.8**	52.9	**20.0**	21.0
	887.2	790.2	**194.6**	181.4

	Profit Before Tax $ Million		Average Number of Employee*	
	2000 – 2001	1999 – 2000	**2000 – 2001**	1999 – 2000
Inflight catering	**99.6**	102.6	**2,789**	2,714
Ground handling	**97.3**	76.9	**5,205**	5,072
Others #	**14.0**	20.1	**1,153**	1,137
	210.9	199.6	**9,147**	8,923

Breakdown By Business Activities (cont'd)

	Total Assets $ Million		Capital Expenditure $ Million	
	at 31.3.2001	at 31.3.2000	**2000 – 2001**	1999 – 2000
Inflight catering	**557.6**	426.8	**61.9**	99.2
Ground handling	**655.0**	539.2	**62.8**	66.9
Others #	**116.6**	118.4	**1.4**	0.6
	1,329.2	1,084.4	**126.1**	166.7

Others include aviation security services, airline laundry services and leasing of office space to airline clients and cargo agents.

* *did not include number of contract workers and figures for 1999 – 2000 was reclassified as a result of restructuring.*

Inflight Catering

Revenue increased $41 million (+11.0%) to $412 million due to a 9.5% increase in the number of meals uplifts. Revenue from SIA Group went up 9.4%, while that from other operators increased by 13.6%.

The operating profit dropped $5 million (–5.0%) to $93 million due to the commencement of new Inflight Catering Centre from July 2000. Profit before tax was down $3 million (–2.9%) to $100 million.

Total assets amounted to $558 million, an increase of $131 million (+30.6%) from a year ago.

The capital expenditure of $62 million was mainly for the development of the new Inflight Catering Centre.

Ground Handling

Revenue rose $52 million (+14.3%) to $418 million due to more flights and cargo tonnage handled. Revenue from SIA Group went up 15.7%, while that from other operators increased 12.6%.

The operating profit increased $19 million (+30.7%) to $81 million, and profit before tax grew $20 million (+26.5%) to $97 million.

Total assets amounted to $655 million, an increase of $116 million (+21.5%) from a year ago.

The capital expenditure of $63 million was largely for the development of the sixth Airfreight Terminal and second Express Courier Centre.

Breakdown By Geographical Location

	Revenue $ Million		Profit Before Tax $ Million	
	2000 – 2001	1999 – 2000	**2000 – 2001**	1999 – 2000
Singapore	**887.2**	790.2	**192.3**	181.8
Overseas	–	–	**18.6**	17.8
	887.2	790.2	**210.9**	199.6

	Total Assets $ Million		Capital Expenditure $ Million	
	at 31.3.2001	at 31.3.2000	**2000 – 2001**	1999 – 2000
Singapore	**1,212.0**	995.4	**126.1**	166.7
Overseas	**117.2**	89.0	–	–
	1,329.2	1,084.4	**126.1**	166.7

Statement Of Value Added And Its Distribution (in $ million)

	2000 – 2001	1999 – 2000	1998 – 1999	1997 – 1998	1996 – 1997
Total revenue	**887.2**	790.2	746.1	726.5	683.5
Less: Purchases of goods & Services	**266.7**	226.0	208.7	211.5	202.8
Value added by the Group	**620.5**	564.2	537.4	515.0	480.7
Add/(less):					
Interest income*	**2.9**	2.0	4.1	5.2	3.7
Share of profits of associated companies	**17.7**	17.5	9.3	6.2	1.4
Net income from short-term investments	**–**	–	(33.2)	(20.5)	2.9
Gain/(loss) on long-term investments	**0.4**	(1.0)	(2.3)	–	(0.5)
Total value added available for distribution	**641.5**	582.7	515.3	505.9	488.2
Applied as follows:					
To employees					
– Salaries and other staff costs	**385.9**	344.3	334.1	341.4	333.3
To government					
– Corporate taxes	**35.9**	39.5	28.4	32.1	31.6
To supplier of capital					
– Dividends	**45.1**	148.7	81.4	65.1	65.1
– Interest on borrowings	**4.7**	0.4	0.3	0.4	0.4
Retained for future capital requirements					
– Depreciation	**40.0**	38.5	42.4	48.1	38.6
– Retained earnings	**129.9**	11.3	28.7	18.8	19.2
Total value added	**641.5**	582.7	515.3	505.9	488.2
Value added per $ revenue	**0.72**	0.74	0.69	0.70	0.71
Value added per $ employee cost	**1.66**	1.69	1.54	1.48	1.46
Value added per $ investment in fixed assets	**0.69**	0.73	0.65	0.63	0.61

Value added is a measure of wealth created. The statement above shows the Group's value added from 1996 – 1997 to 2000 – 2001 and its distribution by way of payments to employees, government, and to those who have provided capital. It also indicates the portion retained in the business for future capital requirements.

* *Figures from 1996 – 1997 to 1999 – 2000 were adjusted to reflect gross interest income. Interest expenses which were net off from interest income are now shown separately as distribution to supplier of capital.*

Value Added

The total value added of the Group was $642 million, up $59 million (+10.1%) from 1999 – 2000. This was due to an increase in revenue (+ $97 million or 12.3%).

Of the total value added of $642 million, $386 million (60.2%) went to salaries and other staff costs. Shareholders received $45 million (7.0%) in dividends, interest on borrowings accounted for $5 million (0.7%) while corporate taxes accounted for $36 million (5.6%). The remaining $170 million (26.5%) was retained for future capital requirements.

Staff Strength And Productivity

The Group's average staff strength rose 2.5% from 8,923 to 9,147. The staff productivity measured by value added per employee improved by 7.4%. A breakdown of the Group's staff strength is as follows:

	2000 – 2001	1999 – 2000	% Change
Inflight catering	**2,789**	2,714	+2.8
Ground handling	**5,205**	5,072	+2.6
Aviation security	**812**	791	+2.7
Others	**341**	346	−1.4
	9,147	8,923	+2.5

* *Staff strength in 1999 – 2000 was reclassified as a result of a restructuring excercise.*

The Group's staff productivity, measured by the revenue generated and value added per employee, improved 9.5% and 7.4% respectively over the previous year.

	2000 – 2001	1999 – 2000	% Change
Revenue per employee ($)	**96,989**	88,554	+9.5
Value added per employee ($)	**70,141**	65,303	+7.4

Value Added For The Group


$ Million
Ratio
800
600
400
200
0
2.5
2.0
1.5
1.0
0.5
0
96/97
97/98
98/99
99/00
00/01
Value Added ($ Million)
Value Added Per $ Revenue
Value Added Per $ Employment Cost
Value Added Per $ Investment In Fixed Assets

Group Staff Strength And Productivity


No. of staff
$ ('000)
10,000
8,000
6,000
4,000
2,000
0
120
100
80
60
40
20
0
96/97
97/98
98/99
99/00
00/01
Group Staff Strength
Value Added Per Employee ('000)
Revenue Per Employee ('000)

The directors have pleasure in presenting their report together with the audited financial statements of the Company and of the Group for the year ended 31 March 2001.

1. Accounts (in $ thousand)

	Group		Company	
	2000 – 2001	1999 – 2000	**2000 – 2001**	1999 – 2000
Profit after taxation	**175,011**	160,055	**129,704**	101,307
Transfer to statutory reserve	**(57)**	(344)	–	–
Transfer from revenue reserve	–	–	–	47,433
	174,954	159,711	**129,704**	148,740
Dividends paid and proposed, less tax	**(45,100)**	(148,740)	**(45,100)**	(148,740)
Profit retained	**129,854**	10,971	**84,604**	–

In the opinion of the directors, the results of the operations of the Company and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature.

2. Transfer To/From Reserves And Provisions

There were no material transfers to or from reserves and provisions of the Company and of the Group during the financial year except as disclosed in the financial statements.

3. Dividends

An interim dividend of 20.0%, less income tax at 25.5%, amounting to $ 14,900,000 was paid on 29 November 2000.

The directors propose that a final dividend of 40.0%, less income tax at 24.5%, amounting to $30,200,000 be paid.

4. Principal Activities

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including
  - airfreight handling services
  - passenger services
  - baggage handling services
  - apron services
- Inflight catering services including
  - aircraft interior cleaning
  - cabin handling services
- Aviation security services
- Airline laundry services

There have been no significant changes in the nature of these activities during the year under review.

5. Directors

a) The names of the directors in office at the date of this report are:
Cheong Choong Kong *Chairman*
Michael Tan Jiak Ngee *Deputy Chairman*
Chew Choon Seng
Barry Desker
Richard Charles Helfer
Hong Hai
Ng Kee Choe

b) For the financial year, directors' fees were calculated based on the following formula (applied on a cumulative basis) and on the basis that directors who held office on a Board Committee for less than the full financial year were paid fees for that office prorated accordingly:

Type Of Appointment		Fee $
Board Of Directors	Basic Fee	28,000
	Chairman's Allowance	28,000
	Deputy Chairman's Allowance	14,000
Board Committees	Chairman's Allowance	14,000
	Members' Allowance	7,000

c) The following directors who held office at the end of the financial year had, according to the register required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in shares of the Company, the Company's immediate holding company and subsidiaries of the Company's immediate and ultimate holding company, as stated below:

	Direct interest			Deemed interest		
Name of director	At 1.4.2000	**At 31.3.2001**	**At 21.4.2001**	At 1.4.2000	**At 31.3.2001**	**At 21.4.2001**
Interest in Singapore Airlines Limited's ordinary shares of $1 each						
Cheong Choong Kong	480,800	**480,800**	**480,800**	24,000	**24,000**	**24,000**
Michael Tan Jiak Ngee	79,600	**79,600**	**79,600**	–	**–**	**–**
Chew Choon Seng	214,000	**214,000**	**214,000**	–	**–**	**–**
Barry Desker	2,000	**2,000**	**2,000**	4,000	**4,000**	**4,000**
Hong Hai	10,000	**12,000**	**14,000**	–	**–**	**–**
Interest in Singapore Airport Terminal Services Limited's ordinary shares of $0.10 each						
Cheong Choong Kong	–	**56,000**	**56,000**	–	**3,000**	**3,000**
Michael Tan Jiak Ngee	–	**16,000**	**16,000**	–	**–**	**–**
Chew Choon Seng	–	**10,000**	**10,000**	–	**–**	**–**
Barry Desker	–	**11,000**	**11,000**	–	**–**	**–**
Richard Charles Helfer	–	**11,000**	**11,000**	–	**–**	**–**
Ng Kee Choe	–	**11,000**	**11,000**	–	**–**	**–**

5. Directors (cont'd)

Name of director	Direct interest At 1.4.2000	At 31.3.2001	At 21.4.2001	Deemed interest At 1.4.2000	At 31.3.2001	At 21.4.2001
Interest in SIA Engineering Company Limited's ordinary shares of $0.10 each						
Cheong Choong Kong	–	58,000	58,000	–	3,000	3,000
Michael Tan Jiak Ngee	–	11,000	11,000	–	–	–
Chew Choon Seng	–	20,000	20,000	–	–	–
Interest in Singapore Telecommunications Limited's ordinary shares of $ 0.15 each						
Cheong Choong Kong	1,640	1,690	1,690	1,640	1,690	1,690
Michael Tan Jiak Ngee	6,640	6,690	6,690	–	–	–
Chew Choon Seng	11,760	11,820	11,820	–	–	–
Barry Desker	1,440	1,490	1,490	7,640	7,690	7,690
Hong Hai	1,440	1,490	1,490	1,440	1,490	1,490
Ng Kee Choe	1,640	1,690	1,690	1,640	1,690	1,690
Interest in Singapore Technologies Engineering Ltd's ordinary shares of $ 0.10 each						
Barry Desker	–	–	–	5,000	5,000	5,000
Interest in Vickers Capital Ltd's ordinary shares of $ 0.25 each						
Barry Desker	–	–	–	3,000	3,000	3,000
Interest in SNP Corporation Ltd's ordinary shares of $ 0.50 each						
Barry Desker	–	–	–	3,000	3,000	3,000
Ng Kee Choe	750	–	–	–	–	–
Interest in Raffles Holding Ltd's ordinary shares of $0.50 each						
Michael Tan Jiak Ngee	16,000	16,000	16,000	–	–	–
Chew Choon Seng	12,000	12,000	12,000	–	–	–
Hong Hai	20,000	20,000	20,000	–	–	–
Ng Kee Choe	10,000	10,000	10,000	–	–	–

5. Directors (cont'd)

Name of director	At 1.4.2000	Direct interest At 31.3.2001	At 21.4.2001
Options to subscribe for Singapore Airlines Limited's ordinary shares of $1 each			
Cheong Choong Kong	240,000	**480,000**	**480,000**
Michael Tan Jiak Ngee	60,000	**150,000**	**150,000**
Chew Choon Seng	60,000	**150,000**	**150,000**

d) Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangements whereby directors might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate other than under the Employee Share Option Plan of its immediate holding company.

e) No director who held office at the end of the financial year had an interest in shares or debentures of the Company's ultimate holding company or any of the subsidiaries of the Company's ultimate holding companies except as disclosed above.

f) Since the end of the previous financial year, no director has received or has become entitled to receive benefits under contracts required to be disclosed by Section 201(8) of the Companies Act, Cap. 50 except those disclosed in note 4 to the financial statements.

6. Audit Committee

The Audit Committee comprises three members, two of whom are independent non-executive directors. The members of the Audit Committee at the date of this report are:

Ng Kee Choe *Chairman*
Chew Choon Seng
Hong Hai

The Audit Committee has reviewed the financial statements of the Group and the Company and the auditors' report thereon before their submission to the Board of Directors.

The Audit Committee carried out its function in accordance with Section 201B(5) of the Companies Act, Cap 50, which included a review of the financial statements of the Group and the Company for the year and the auditors' report thereon.

The Committee has nominated Ernst and Young for re-appointment as auditors of the Company by shareholders for the ensuing financial year.

7. Share Capital

No shares were issued by the Company during the year.

8. Acquisition And Disposal Of Subsidiaries

During the year, the Company liquidated its subsidiary company, SATS Apron Services Pte Ltd. There was no other acquisition or disposal of a subsidiary by the Company during the year.

9. Options On Shares Of The Company

The SATS Employee Share Option Plan ("the Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, was approved by the shareholder on 20 March 2000.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the options will be the average of the closing prices of the Company's ordinary shares on the SGX-ST for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

The Committee administering the Plan comprises the following directors:

Cheong Choong Kong
Michael Tan Jiak Ngee
Chew Choon Seng

No options have been granted to controlling shareholders or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Scheme.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Scheme in respect of 14,788,900 unissued shares of $0.10 each in the Company at an offering price of $2.10 per share.

At the end of the financial year, options to take up 32,452,600 unissued shares of $0.10 each in the Company were outstanding:

	Number of unissued ordinary shares of $0.10 each					
Date of grant	Options granted at 1.4.2000/ date of grant	Options not Accepted	Options Cancelled	**Balance at 31.3.2001**	Exercise Price	Expiry Date
28.3.2000	19,124,800	421,200	267,700	**18,435,900**	$2.50	27.3.2010
3.7.2000	14,788,900	652,300	119,900	**14,016,700**	$2.10	2.7.2010
	33,913,700	1,073,500	387,600	**32,452,600**		

10. Other Statutory Information

a) Before the profit and loss account and balance sheet of the Company were made out, the directors took reasonable steps:

  i) to ascertain that proper action had been taken in relation to the writing-off of bad debts and the making of provision for doubtful debts and have satisfied themselves that all known bad debts had been written-off and that adequate provision had been made for doubtful debts, and

  ii) to ensure that any current assets which were unlikely to realise their book value in the ordinary course of business were written-down to an amount which they might be expected so to realise.

b) At the date of this report, the directors are not aware of any circumstances which would render:

  i) the amount written-off for bad debts or the amount of the provision for doubtful debts in the Group inadequate to any substantial extent, and

  ii) the values attributed to current assets in the consolidated financial statements misleading.

c) At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in the report or financial statements which would render any amount stated in the financial statements of the Company and the Group misleading.

d) As at the date of this report:

  i) there are no charges on the assets of the Company and of the Group which have arisen since the end of the financial year to secure the liabilities of any other person; and

  ii) there are no contingent liabilities which have arisen since the end of the financial year in respect of the Company and of the Group.

e) No contingent liability or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may affect the ability of the Company or of the Group to meet their obligations as and when they fall due.

f) In the opinion of the directors, no other item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Company or of the Group for the financial year in which this report is made.

11. Auditors

Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment as auditors of the Company.

On behalf of the Board,

CHEONG CHOONG KONG
Chairman

MICHAEL TAN JIAK NGEE
Deputy Chairman

Dated this 17*th day of* May, 2001
Singapore

Statement By Directors

We, CHEONG CHOONG KONG and MICHAEL TAN JIAK NGEE, being two of the directors of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, do hereby state that in the opinion of the directors:

a) the balance sheets, profit and loss accounts, statement of changes in equity and consolidated cash flow statement together with the notes thereto, set out on pages 54 to 80, are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2001, the results and changes in equity of the Company and the Group, and the cash flows of the Group for the year then ended, and

b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board,

CHEONG CHOONG KONG
Chairman

MICHAEL TAN JIAK NGEE
Deputy Chairman

Dated this 17th day of May, 2001
Singapore

Auditor's Report

To The Members of Singapore Airport Terminal Services Limited

We have audited the financial statements of Singapore Airport Terminal Services Limited set out on pages 54 to 80. These financial statements comprise the balance sheets of the Company and the Group as at 31 March 2001, the profit and loss accounts and statement of changes in equity of the Company and the Group, and the cash flow statement of the Group for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

   i) the state of affairs of the Company and of the Group as at 31 March 2001, the results and changes in equity of the Company and of the Group, and the cash flows of the Group for the year then ended; and

   ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements.

b) the accounting and other records, and the registers required by the Act to be kept by the Company and those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

ERNST & YOUNG
Certified Public Accountants

Dated this 17th day of May, 2001.
Singapore

Profit And Loss Accounts

For the Year Ended 31 March 2001

(In Singapore Dollars)

	Notes	Group 2000 – 2001 $'000	Group 1999 – 2000 $'000	Company 2000 – 2001 $'000	Company 1999 – 2000 $'000
Revenue	3	887,156	790,164	56,056	39,020
Expenditure					
Staff costs		(406,612)	(360,366)	(15,149)	(4,380)
Raw materials		(70,949)	(62,544)	–	–
Licensing fees		(64,660)	(57,284)	–	–
Depreciation charges		(39,985)	(38,488)	(19,611)	(16,226)
Company accommodation & utilities		(51,728)	(41,312)	(7,426)	(5,522)
Other costs		(58,622)	(48,812)	(4,912)	(2,239)
		(692,556)	(608,806)	(47,098)	(28,367)
Operating Profit	4	194,600	181,358	8,958	10,653
Interest on borrowings	5	(4,714)	(352)	(8,804)	(2,237)
Interest income	6	2,903	1,992	2,695	1,297
Gross dividends from subsidiary companies		–	–	145,245	107,137
Gross dividends from associated companies		–	–	9,836	6,589
Gross dividends from long-term investment		418	–	418	–
Gain on liquidation of a subsidiary company		–	–	3,641	–
Share of results of associated companies		17,732	17,523	–	–
Provision for diminution in value of investment in an associated company		–	(1,000)	–	(1,000)
Profit Before Taxation		210,939	199,521	161,989	122,439
Provision for taxation	7	(35,928)	(39,466)	(32,285)	(21,132)
Profit Attributable To Shareholders		175,011	160,055	129,704	101,307
Basic earnings per share (cents)	9	17.5	16.0		
Diluted earnings per share (cents)	9	17.5	16.0		

The notes on pages 58 to 80 form an integral part of the financial statements.

Balance Sheet

As At 31 March 2001

(In Singapore Dollars)

	Notes	Group 31.3.2001 $'000	Group 31.3.2000 $'000	Company 31.3.2001 $'000	Company 31.3.2000 $'000
Share Capital					
Authorised	10	**200,000**	200,000	**200,000**	200,000
Issued and fully-paid	10	**100,000**	100,000	**100,000**	100,000
Reserves					
Distributable					
Revenue reserve		**632,333**	502,479	**318,245**	233,641
Foreign currency translation reserve		**10,567**	7,866	**–**	–
Non-distributable					
Statutory reserve		**626**	569	**–**	–
	11	**643,526**	510,914	**318,245**	233,641
Share Capital And Reserves		**743,526**	610,914	**418,245**	333,641
Deferred Taxation	12	**89,867**	81,158	**48,300**	47,900
Notes Payable	13	**200,000**	–	**200,000**	–
Loan From Immediate Holding Company	14	**47,398**	45,195	**47,398**	45,195
Term Loan	15	**2,102**	2,723	**–**	–
Hire Purchase Creditors	16	**193**	587	**–**	–
		1,083,086	740,577	**713,943**	426,736
Represented by:					
Fixed Assets	17				
Leasehold land and buildings		**440,642**	325,458	**437,893**	321,005
Progress payments		**247,584**	336,876	**175,169**	268,653
Others		**145,382**	85,467	**1,686**	22
		833,608	747,801	**614,748**	589,680
Investment In Subsidiary Companies	18	**–**	–	**36,015**	42,015
Long-term Investments	19	**10,582**	7,886	**10,582**	7,886
Associated Companies	20	**77,336**	68,449	**42,912**	42,574
Loans To Third Parties	21	**47,398**	45,195	**47,398**	45,195
Current Assets					
Loans to third parties	21	**–**	584	**–**	584
Trade debtors	22	**55,164**	49,369	**56**	243
Other debtors	23	**36,905**	34,232	**35,412**	32,651
Related companies	24	**224,398**	93,647	**150,549**	3,214
Associated companies	20	**3,061**	2,761	**2,904**	2,021
Stocks	25	**10,368**	9,097	**633**	–
Fixed deposits		**24,048**	16,041	**23,547**	15,541
Cash and bank balance		**6,352**	9,396	**1,278**	3,536
		360,296	215,127	**214,379**	57,790
Less:					
Current Liabilities					
Term loan	15	**620**	620	**–**	–
Short-term loan from immediate holding company	26	**–**	160,000	**–**	160,000
Short-term bank loan	27	**–**	15,000	**–**	15,000
Trade creditors		**123,335**	102,761	**3,487**	2,550
Other creditors	28	**54,289**	21,453	**32,492**	16,849
Related companies	24	**–**	–	**185,636**	162,939
Provision for taxation		**37,690**	44,047	**276**	1,066
Proposed dividend, net		**30,200**	–	**30,200**	–
		246,134	343,881	**252,091**	358,404
Net Current Assets/(Liabilities)		**114,162**	(128,754)	**(37,712)**	(300,614)
		1,083,086	740,577	**713,943**	426,736

The notes on pages 58 to 80 form an integral part of the financial statements.

Statement Of Changes in Shareholders' Equity

For the Year Ended 31 March 2001

(In Singapore Dollars)

	Note	Share Capital $'000	Revenue Reserve $'000	Statutory Reserve $'000	Foreign Currency Translation Reserve $'000	Total Shareholders' Equity $'000
Group						
Balance at 1 April 1999		100,000	591,508	225	8,212	699,945
Transfer to statutory reserves		–	(344)	344	–	–
Foreign currency translation adjustment		–	–	–	(346)	(346)
Issue of bonus shares		100,000	(100,000)	–	–	–
Capital reduction		(100,000)	–	–	–	(100,000)
Net gain/(loss) not recognised in the profit and loss account		–	(100,344)	344	(346)	(100,346)
Profit attributable to shareholders for the year		–	160,055	–	–	160,055
Dividends	8	–	(148,740)	–	–	(148,740)
Balance at 31 March 2000		100,000	502,479	569	7,866	610,914
Transfer to statutory reserve		–	(57)	57	–	–
Foreign currency translation adjustment		–	–	–	2,701	2,701
Net gain/(loss) not recognised in the profit and loss account		–	(57)	57	2,701	2,701
Profit attributable to shareholders for the year		–	175,011	–	–	175,011
Dividends	8	–	(45,100)	–	–	(45,100)
Balance at 31 March 2001		100,000	632,333	626	10,567	743,526

Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

	Note	Share Capital $'000	Revenue Reserve $'000	Total Shareholders' Equity $'000
Company				
Balance at 1 April 1999		100,000	381,074	481,074
Issue of bonus shares		100,000	(100,000)	–
Capital reduction		(100,000)	–	(100,000)
Profit attributable to shareholders for the year		–	101,307	101,307
Dividends	8	–	(148,740)	(148,740)
Balance at 31 March 2000		100,000	233,641	333,641
Profit attributable to shareholders for the year		–	129,704	129,704
Dividends	8	–	(45,100)	(45,100)
Balance at 31 March 2001		100,000	318,245	418,245

The notes on pages 58 to 80 form an integral part of the financial statements.

Consolidated Cash Flow Statement

For the Year Ended 31 March 2001

(In Singapore Dollars)

	Notes	2000 – 2001 $'000	1999 – 2000 $'000
Cash flows from operating activities			
Profit before taxation		210,939	199,521
Adjustments for:			
Interest income		(2,903)	(1,992)
Interest on borrowings		4,714	352
Depreciation of fixed assets		39,985	38,488
Gain on sale of fixed assets		(26)	(27)
Provision for diminution in value of associated company		–	1,000
Share of results of associated companies		(17,732)	(17,523)
Operating profit before working capital changes		234,977	219,819
Increase in debtors		(5,430)	(2,850)
(Increase)/decrease in stocks		(1,271)	3,360
Increase in amounts owing by related companies		(7,669)	(2,967)
Increase in creditors		17,107	24,535
Increase in amounts due from associated companies		(299)	(893)
Cash generated from operations		237,415	241,004
Interest paid to third parties		(579)	(129)
Tax paid		(33,702)	(29,159)
Net cash provided by operating activities		203,134	211,716
Cash flows from investing activities			
Purchase of fixed assets		(91,972)	(170,787)
Purchase of long-term investments		(2,696)	–
Loans to third parties and associated companies		(2,688)	(54)
Dividends from associated companies		8,975	5,920
Proceeds from sale of fixed assets		286	49
Interest received from deposits		2,933	1,808
Dividends received from long-term investments		418	–
Interest paid to immediate holding company		(4,221)	(137)
Net cash used in investing activities		(88,965)	(163,201)
Cash flows from financing activities			
Proceeds of notes issued during the year		200,000	–
Proceeds from loan from third party		2,203	–
Repayment of term loans		(15,620)	14,380
Proceeds from loans from immediate holding company		–	160,401
Capital reduction		–	(100,000)
Repayment of loan from immediate holding company		(160,000)	–
Repayment of hire purchase creditor		(381)	(368)
Dividends paid		(14,900)	(197,580)
Net cash provided by/(used in) financing activities		11,302	(123,167)
Net increase/(decrease) in cash and cash equivalents		125,471	(74,652)
Cash and cash equivalents at beginning of financial year	29	44,809	119,461
Cash and cash equivalents at end of financial year	29	170,280	44,809

The notes on pages 58 to 80 form an integral part of the financial statements.

(In Singapore Dollars)

1. General

The Company is a limited liability company incorporated in the Republic of Singapore. The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited. The registered office of the Company is at 20 Airport Boulevard, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

* Ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
* Inflight catering services including aircraft interior cleaning and cabin handling services;
* Aviation security services; and
* Airline laundry services

There have been no significant changes in the nature of these activities during the financial year.

The Group and the Company had 9,319 and 196 employees respectively as at 31 March 2001 (2000: 8,975 and 27 employees).

2. Significant Accounting Policies

The main accounting policies of the Group, which have been consistently applied except where indicated otherwise, are described in the following paragraphs.

(a) Basis of accounting

The financial statements of the Company and of the Group which are expressed in Singapore dollars, are prepared under the historical cost convention and in accordance with Singapore Statements of Accounting Standard and the applicable provisions of the Companies'Act, Cap 50.

(b) Consolidation

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiary companies for the year ended 31 March. A list of the Group's subsidiary companies is shown in note 18 to the financial statements.

(c) Fixed assets

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditures for additions, improvements and renewals are capitalised and expenditures for maintenance and repairs are charged to the profit and loss account. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and any gain or loss resulting from their disposal is included in the profit and loss accounts.

(In Singapore Dollars)

2. Significant Accounting Policies (cont'd)

(d) Depreciation of fixed assets

Fixed assets are depreciated on a straight-line basis at rates which are calculated to write- down their cost to their estimated residual values at the end of their operational lives. Operational lives and residual values are reviewed annually in the light of experience and changing circumstances. The estimated useful lives are as follows:

	2000 – 2001	1999 – 2000
Leasehold land and buildings	over the term of the lease or 30 years whichever is the shorter	over the term of the lease or 30 years whichever is the shorter
Office fittings & fixtures and office & commercial equipment	1 to 5 years	1 to 5 years
Fixed and mobile ground support equipment and motor vehicles	1 to 12 years	1 to 10 years

No depreciation is provided for progress payments.

During the year, the estimated useful lives have been revised, which resulted in a reduced depreciation expense. The reduction in depreciation arising from the change in estimated useful lives amounts to approximately $5,021,000.

Fully-depreciated fixed assets are retained in the financial statements until they are no longer in use. No depreciation is charged after assets are depreciated to their residual values.

(e) Unquoted investments

Unquoted investments held on a long-term basis are stated at cost. Provision is made for any diminution in value which is considered to be permanent.

(f) Income from investments

Dividend income is accrued on the basis of the date dividends are declared payable by the investee company. Interest income from investments and fixed deposits is accrued on a day-to-day basis.

(In Singapore Dollars)

2. Significant Accounting Policies (cont'd)

(g) Subsidiary and associated companies

Shares in subsidiary and associated companies are stated at cost. Provision is made for any permanent diminution in value.

Subsidiary companies are those companies in which the Group holds more than 50% of the issued share capital and over which the Group exercises management control.

An associated company is defined as a company, not being a subsidiary, in which the Group has a long-term interest of not less than 20% in the equity and in whose financial and operating policy decisions the Group exercises significant influence.

The Group's share of the results of associated companies is included in the consolidated profit and loss accounts of the Group and the Group's share of the post-acquisition changes in shareholder's equity is added to the value of investments in associated companies shown in the consolidated balance sheet. These amounts are taken from the latest audited financial statements of the associated company concerned, made up as appropriate, to the end of the financial year.

(h) Stocks

Stocks, which consist mainly of equipment spare parts and food supplies, are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis.

(i) Leased assets

Where assets are financed by lease agreements that give rights approximating to ownership (finance leases), the assets are treated as if they had been purchased outright at the values equivalent to the principal values of total rental payable during the periods of the leases and the corresponding lease commitments are included under liabilities. Lease payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account. Depreciation on the relevant assets is charged to the profit and loss account.

Annual rentals on operating leases are charged to profit and loss account.

(j) Deferred taxation

Deferred taxation is provided, under the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all temporary differences and are measured at the tax rates that are expected to apply to the period when the liability is settled, based on tax rates that have been enacted or subsequently enacted at the balance sheet date. Deferred tax benefits are not recognised unless there is reasonable expectation of their realisation.

(In Singapore Dollars)

2. Significant Accounting Policies (cont'd)

(k) Goodwill

When subsidiary companies or interests in associated companies are acquired, any excess of the consideration over the fair value of the net assets as at the date of acquisition is included in goodwill and, depending on circumstances in which the goodwill has arisen, is written-off against group reserves in the year in which it arises. Where the consideration is lower than the fair value of the net assets acquired, the difference is credited to group reserves. When determining goodwill, assets and liabilities of the acquired interest are translated using the exchange rate at the date of acquisition if the financial statements of the acquired interest are not denominated in Singapore dollars.

In August 2000, the ICPAS issued a revised SAS 22, Business Combinations, which provides guidance concerning the accounting treatment of business combinations. The Company will implement SAS 22 effective 1 April 2001 on a prospective basis. As a result, the Company will modify its accounting policy to capitalise goodwill arising from future business combinations and amortise the amount over its estimated useful life.

(l) Foreign currencies

Foreign currency transactions are converted into Singapore dollars at exchange rates which approximate bank rates prevailing on dates of transactions. All foreign currency monetary assets and liabilities are stated on the balance sheet at year-end exchange rates. Gains and losses arising from the conversion of current assets and liabilities are dealt with in the profit and loss account.

For the purposes of the group accounts, the net assets of the associated companies incorporated or established in foreign jurisdictions are translated into Singapore dollars at the exchange rates prevailing on the balance sheet date. The resultant gain or loss on translation is taken to the foreign currency translation reserve.

(m) Revenue recognition

Revenue from ground handling, inflight catering, aviation security services and airline laundry is recognised upon the rendering of services.

(n) Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, fixed deposits and deposits with the immediate holding company.

31 March 2001

(In Singapore Dollars)

3. Revenue

(a) Revenue

Revenue represents rental income, airport ground handling services, inflight catering, aviation security services and airline laundry services rendered by the Company and the Group. It excludes dividends, interest income and, in respect of the Group, intra-Group transactions. Revenue is analysed as follows:

	Group		Company	
	2000 – 2001 $'000	1999 – 2000 $'000	2000 – 2001 $'000	1999 – 2000 $'000
External customers	369,045	326,519	5,016	4,719
Immediate holding company	498,214	443,753	2,103	3,252
Subsidiary companies	–	–	47,928	29,777
Related companies	19,897	19,892	1,009	1,272
	887,156	790,164	56,056	39,020

(b) Analysis by activity

	Group 2000 – 2001 $'000	Group 1999 – 2000 $'000	Company 2000 – 2001 $'000	Company 1999 – 2000 $'000
Inflight catering services	412,413	371,476	–	–
Ground handling services	418,040	365,735	–	–
Others	56,703	52,953	56,056	39,020
	887,156	790,164	56,056	39,020

4. Operating Profit

	Group		Company	
	2000 – 2001 $'000	1999 – 2000 $'000	2000 – 2001 $'000	1999 – 2000 $'000
Operating profit is stated after charging/(crediting):				
Depreciation of fixed assets	39,985	38,488	19,611	16,226
Directors' emoluments				
Directors of the Company	327	58	327	18
Other directors of subsidiary companies	1,007	901	–	–
Auditors remuneration				
Audit fee	120	92	32	9
Non-audit fee	99	294	50	261
Exchange gain, net	(955)	(225)	(955)	(241)
Gain on sale of fixed assets	(26)	(27)	(173)	(1)
Provision/(Writeback) for doubtful debts	54	(1,108)	–	(2)
Bad debts written-off	5	5	–	1

5. Interest On Borrowings

	Group		Company	
	2000 – 2001 $'000	1999 – 2000 $'000	2000 – 2001 $'000	1999 – 2000 $'000
Interest expense on:				
Loan from immediate holding company	4,140	219	4,140	219
Loan from third parties	574	133	455	4
Deposit from subsidiaries	–	–	4,209	2,014
	4,714	352	8,804	2,237

(In Singapore Dollars)

6. Interest Income

	Group		Company	
	2000 – 2001	1999 – 2000	**2000 – 2001**	1999 – 2000
	$'000	$'000	**$'000**	$'000
Interest income from:				
Immediate holding company	**1,405**	971	**1,254**	288
Third parties	**1,296**	787	**1,240**	775
Associated companies	**202**	234	**201**	234
	2,903	1,992	**2,695**	1,297

7. Provision For Taxation

	Group		Company	
	2000 – 2001	1999 – 2000	**2000 – 2001**	1999 – 2000
	$'000	$'000	**$'000**	$'000
Taxation in respect of profit for the year:				
Current taxation	**26,036**	32,169	**32,276**	20,849
Deferred taxation (note 12)	**8,709**	11,243	**400**	6,900
Over accrual in respect of prior years	**(1,726)**	(6,397)	**(1,252)**	(7,286)
Associated companies	**2,909**	2,451	**861**	669
	35,928	39,466	**32,285**	21,132

The Company's taxation charge materially differs from the amount determined by applying the Singapore income tax of 24.5% (2000:25.5%) to the profit before tax mainly because of unremitted overseas income.

The Group's taxation charge for the year materially differs from the amount determined by applying the Singapore income tax of 24.5% (2000:25.5%) to profit before tax mainly because of unremitted overseas income, difference in tax rates applicable to associated companies and investment allowance claimed.

8. Dividends

	Group	
	2000 – 2001	1999 – 2000
	$'000	$'000
Interim dividend of 20% (2000:49.2%) less income tax of 25.5% (2000:26.0%)	**14,900**	36,415
Interim tax exempt dividend of 5.8%	–	5,790
Special and final dividend of 143.0% less income tax of 25.5%	–	106,535
Proposed final dividend of 40%(2000: nil) less income tax of 24.5%	**30,200**	–
	45,100	148,740
Gross dividend per share (cents)	**6.0**	19.8

(In Singapore Dollars)

9. Earnings Per Share

	Group	
	2000 – 2001	1999 – 2000
	$'000	$'000
Profit attributable to shareholders	**175,011**	160,055

	Group 31 March	
	2001	2000
Weighted average number of ordinary shares in issue used for computing basic earnings per share	**1,000,000,000**	1,000,000,000
Adjustment for share options	**–**	–
Weighted average number of ordinary shares in issue used for computing diluted earnings per share	**1,000,000,000**	1,000,000,000
Basic earnings per share (cents)	**17.5**	16.0
Diluted earnings per share (cents)	**17.5**	16.0

Basic earnings per share is calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect on the exercise of all outstanding share options granted to employees. This dilutive effect is computed based on the difference between the number of shares under option and the number of shares that could have been issued at fair values.

(In Singapore Dollars)

10. Share Capital

	Group and Company 31 March	
	2001 $'000	2000 $'000
Authorised:		
Balance at beginning of year 2,000,000,000 (2000:100,000,000) ordinary shares of $0.10 (2000:$1) each	**200,000**	100,000
Increase during the year of 100,000,000 ordinary shares of $1 each	**–**	100,000
	200,000	200,000
Split 200,000,000 ordinary shares of $1 each into 2,000,000,000 ordinary shares of $0.10 each	**200,000**	200,000
Balance at end of the year 2,000,000,000 ordinary shares of $0.10 each	**200,000**	200,000
Issued and fully-paid:		
Balance at beginning of year 1,000,000,000 (2000:100,000,000) ordinary shares of $0.10 (2000:$1) each	**100,000**	100,000
Capitalisation of $100,000,000 out of revenue reserve	**–**	100,000
Capital reduction by distribution of cash	**–**	(100,000)
	100,000	100,000
Sub-division of 100,000,000 ordinary shares of $1 each into 1,000,000,000 ordinary shares of $0.10 each	**–**	100,000
Balance at end of the year 1,000,000,000 ordinary shares of $0.10 each	**100,000**	100,000

As at 31 March 2001, the unissued ordinary shares under the SATS Employee Share Option Plan were as follows:

i) 18,435,900 ordinary shares at $2.50 per share exercisable between 28 March 2001 and 27 March 2010.

ii) 14,016,700 ordinary shares at $2.10 per share exercisable between 3 July 2001 and 2 July 2010.

11. Reserves

	Group 31 March		Company 31 March	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Revenue reserve	**632,333**	502,479	**318,245**	233,641
Foreign currency translation reserve	**10,567**	7,866	**–**	–
Total distributable reserve	**642,900**	510,345	**318,245**	233,641
Non-distributable statutory reserves	**626**	569	**–**	–
Total reserves	**643,526**	510,914	**318,245**	233,641

(In Singapore Dollars)

12. Deferred Taxation

	Group 31 March		Company 31 March	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Balance at beginning of year	**81,158**	69,915	**47,900**	41,000
Provided during the year (note 7)	**8,709**	11,243	**400**	6,900
Balance at end of year	**89,867**	81,158	**48,300**	47,900
The deferred taxation arises as a result of:				
Excess of net book value over tax written-down value of fixed assets	**90,416**	82,661	**48,307**	47,908
Provisions	**(549)**	(1,503)	**(7)**	(8)
	89,867	81,158	**48,300**	47,900

13. Notes Payable

Notes payable refers to unsecured medium-term notes which bear interest at 2.94% per annum and are repayable on 29 March 2004.

14. Loan From Immediate Holding Company

The loan from the immediate holding company is to finance the loan to August Skyfreighter 1994 Trust. It is unsecured and bears interest rates ranging from 5.77% to 7.29% (2000: 5.48% to 6.55%) per annum. The loan is scheduled to mature on 28 March 2007.

15. Term Loan

The unsecured term loan is repayable over 10 years commencing 31 July 1996 and bears interest at 1/4% per annum above the one month (Singapore) swap offer rate for the first five years and 3/8% per annum above the one month (Singapore) swap offer rate for the next five years. In respect of the current financial year, interest rates ranged from 2.47% to 3.21% (2000: 1.26% to 4.20%) per annum.

(In Singapore Dollars)

16. Hire Purchase Creditors

	Group 31 March 2001 $'000	2000 $'000
Repayable within one year (included in other creditors)	**394**	381
Repayable after one year	**193**	587
	587	968

	Group 31 March 2001		2000	
	Minimum payments	**Present Value of Payments**	Minimum payments	Present Value of Payments
	$'000	**$'000**	$'000	$'000
Within one year	**408**	**394**	408	381
After one year but not more than five years	**195**	**193**	603	587
Total future lease payments	**603**	**587**	1,011	968
Amounts representing interest	**(16)**	**–**	(43)	–
Present value of minimum lease payments	**587**	**587**	968	968

The average discount rate implicit in the hire-purchase is 3.5% (2000: 3.5%) per annum.

(In Singapore Dollars)

17. Fixed Assets

Group

	At 1.4.2000 $'000	Reclassification $'000	Additions $'000	Disposals $'000	At 31.3.2001 $'000
Cost					
Leasehold land and buildings	478,362	111,030	23,194	(61,764)	**550,822**
Office fittings and fixtures	22,000	6	1,163	(5,968)	**17,201**
Fixed ground support equipment	187,806	39,557	33,033	(13,813)	**246,583**
Mobile ground support equipment	56,192	959	2,727	(1,228)	**58,650**
Office and commercial equipment	31,805	78	2,147	(846)	**33,184**
Motor vehicles	26,598	–	1,449	(190)	**27,857**
	802,763	151,630	63,713	(83,809)	**934,297**
Progress payments	336,876	(151,630)	62,338	–	**247,584**
	1,139,639	–	126,051	(83,809)	**1,181,881**
Accumulated depreciation					
Leasehold land and buildings	152,904	–	19,041	(61,765)	**110,180**
Office fittings and fixtures	17,810	–	1,141	(5,725)	**13,226**
Fixed ground support equipment	127,042	(77)	13,142	(13,802)	**126,305**
Mobile ground support equipment	50,460	–	1,603	(1,227)	**50,836**
Office and commercial equipment	20,398	77	3,686	(846)	**23,315**
Motor vehicles	23,224	–	1,372	(185)	**24,411**
	391,838	–	39,985	(83,550)	**348,273**
Net book value	747,801				**833,608**

The net book value of fixed assets under hire purchase amounted to approximately $1,280,970 (2000: S$1,535,000).

(In Singapore Dollars)

17. Fixed Assets (cont'd)

Company

	At 1.4.2000 $'000	Reclassification $'000	Additions $'000	Disposals $'000	Transfer from subsidiary companies $'000	At 31.3.2001 $'000
Cost						
Leasehold land and buildings	473,239	111,029	23,195	(61,765)	1,535	**547,233**
Fixed ground support equipment	7,430	–	–	(6,281)	1	**1,150**
Mobile ground support equipment	15,448	–	11	(671)	184	**14,972**
Office and commercial equipment	71	–	797	(6)	1,365	**2,227**
Motor vehicles	5,547	–	40	–	6	**5,593**
	501,735	111,029	24,043	(68,723)	3,091	**571,175**
Progress payments	268,653	(111,029)	17,545	–	–	**175,169**
	770,388	–	41,588	(68,723)	3,091	**746,344**
Accumulated depreciation						
Leasehold land and buildings	152,234	–	18,871	(61,765)	–	**109,340**
Fixed ground support equipment	7,430	–	1	(6,281)	–	**1,150**
Mobile ground support equipment	15,448	–	30	(671)	–	**14,807**
Office and commercial equipment	49	–	701	(6)	–	**744**
Motor vehicles	5,547	–	8	–	–	**5,555**
	180,708	–	19,611	(68,723)	–	**131,596**
Net book value	589,680					**614,748**

	Group		Company	
	2000 – 2001 $'000	1999 – 2000 $'000	**2000 – 2001 $'000**	1999 – 2000 $'000
Depreciation charge for the financial year				
Leasehold land and buildings	**19,041**	16,392	**18,871**	16,220
Office fittings and fixtures	**1,141**	1,333	**–**	–
Fixed ground support equipment	**13,142**	11,234	**1**	–
Mobile ground support equipment	**1,603**	4,622	**30**	–
Office and commercial equipment	**3,686**	3,051	**701**	6
Motor vehicles	**1,372**	1,856	**8**	–
	39,985	38,488	**19,611**	16,226

(In Singapore Dollars)

18. Investment In Subsidiary Companies

	Company 31 March 2001 $'000	Company 31 March 2000 $'000
Unquoted shares, at cost	36,015	42,015

The subsidiary companies are:

Name of company (Country of Incorporation)	Principal activities (Place of busines)	Cost to Company 31 March 2001 $'000	Cost to Company 31 March 2000 $'000	Percentage of equity held by Group 31 March 2001 %	Percentage of equity held by Group 31 March 2000 %
Subsidiaries					
Held by the Company					
SATS Apron Services Pte Ltd (Singapore)	Liquidated (Singapore)	–	6,000	–	100
SATS Airport Services Pte Ltd (Singapore)	Airport ground handling services (Singapore)	16,500	16,500	100	100
SATS Catering Pte Ltd (Singapore)	Inflight catering services (Singapore)	14,000	14,000	100	100
SATS Security Services Pte Ltd (Singapore)	Aviation security services (Singapore)	3,000	3,000	100	100
Aero Laundry and Linen Services Pte Ltd (Singapore)	Providing and selling laundry and linen services (Singapore)	2,515	2,515	100	100
Asia-Pacific Star Pte Ltd (Singapore)	Dormant (Singapore)	#	#	100	100
		36,015	42,015		

# Denotes less than $1,000

19. Long-term Investments

	Group 31 March 2001 $'000	Group 31 March 2000 $'000	Company 31 March 2001 $'000	Company 31 March 2000 $'000
Unquoted equity investments at cost	15,434	12,738	15,434	12,738
Provision for diminution in value of investments	(4,852)	(4,852)	(4,852)	(4,852)
	10,582	7,886	10,582	7,886

(In Singapore Dollars)

20. Associated Companies

	Group 31 March		Company 31 March	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Unquoted shares, at cost	47,309	47,309	47,309	47,309
Provision for diminution in value	(3,313)	(3,313)	(4,735)	(4,735)
Goodwill paid on acquisition	(739)	(739)	–	–
	43,257	43,257	42,574	42,574
Share of post-acquisition profit of associated companies	22,548	16,757	–	–
Share of statutory reserves of associated companies	626	569	–	–
Foreign currency translation adjustment	10,567	7,866	–	–
	33,741	25,192	–	–
Amounts receivable on:				
current account	503	935	346	195
loans due from associated companies	2,896	1,826	2,896	1,826
	80,397	71,210	45,816	44,595
Receivable within one year	(3,061)	(2,761)	(2,904)	(2,021)
	77,336	68,449	42,912	42,574

The loans due from associated companies bear interest between 3% and 12.6% (2000:6% and 18.1%) per annum. The loans are due from two associated companies, of which an amount of $338,000 is due in July 2002 and the remaining amount of $2,558,000 is payable by 31 March 2002.

The amounts receivable/(payable) on current account are interest-free and have no fixed terms of repayment.

(In Singapore Dollars)

20. Associated Companies (cont'd)

The associated companies are:

Name of company (Country of Incorporation)	Principal Activities (Place of business)	Cost to Company 31 March 2001 $'000	2000 $'000	Percentage of Equity held by the Group 31 March 2001 %	2000 %
Associated companies					
Maldives Inflight Catering Private Ltd (Republic of Maldives)	Inflight catering services (Republic of Maldives)	**287**	287	**35.0**	40.0
Beijing Airport Inflight Kitchen Ltd (Peoples' Republic of China)	Inflight catering services (Peoples' Republic of China)	**13,882**	13,882	**40.0**	40.0
Beijing Aviation Ground Services Co Ltd (Peoples' Republic of China)	Airport ground handling services (Peoples' Republic of China)	**5,710**	5,710	**40.0**	40.0
AVISERV LTD (Pakistan)	Inflight catering services (Pakistan)	**3,313**	3,313	**49.0**	49.0
Tan Son Nhat Cargo Services Ltd (Vietnam)	Airport ground handling services (Vietnam)	**1,958**	1,958	**30.0**	30.0
Asia Airfreight Terminal Co Ltd (Hong Kong)	Airport ground handling services (Hong Kong)	**16,162**	16,162	**24.5**	24.5
SERVAIR – SATS Holding Company Pte Ltd (Singapore)	Investment holding company (Singapore)	**509**	509	**49.0**	49.0
MacroAsia-Eurest Catering Services, Inc (Philippines)	Inflight catering services (Philippines)	**2,027**	2,027	**20.0**	20.0
Taj Madras Flight Kitchen Limited (India)	Inflight catering services (India)	**1,901**	1,901	**30.0**	30.0
Singapore Airport Duty-Free Emporium (Pte) Ltd (Singapore)	Dormant (Singapore)	**1,560**	1,560	**24.0**	24.0
		47,309	47,309		

(In Singapore Dollars)

21. Loans To Third Parties

	Group 31 March		Company 31 March	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Loan to August Skyfreighter 1994 Trust	**47,398**	45,195	**47,398**	45,195
Loan to Vietnam Airlines	**–**	584	**–**	584
	47,398	45,779	**47,398**	45,779
Repayable within one year	**–**	584	**–**	584
Repayable after one year	**47,398**	45,195	**47,398**	45,195
	47,398	45,779	**47,398**	45,779

The loan to August Skyfreighter 1994 Trust is unsecured and bears interest between 5.77% and 7.29% (2000: 5.48% to 6.55%) per annum. The loan is repayable on 28 March 2007.

22. Trade Debtors

	Group 31 March		Company 31 March	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Trade debtors are stated after deducting provision for doubtful debts of	**3,799**	3,745	**30**	30
Analysis of the movements in provision for doubtful debts				
Balance at beginning of year	**3,745**	4,853	**30**	32
Charge/(write back) to profit and loss accounts	**54**	(1,108)	**–**	(2)
Balance at end of year	**3,799**	3,745	**30**	30
Bad debts written off directly to profit and loss accounts	**5**	5	**–**	1

23. Other Debtors

	Group 31 March		Company 31 March	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Staff loans	**6,632**	6,868	**6,608**	6,827
Prepaid expenses	**2,154**	1,775	**1,343**	1,116
Sundry receivables	**1,207**	1,712	**549**	831
Tax recoverable	**26,912**	23,877	**26,912**	23,877
	36,905	34,232	**35,412**	32,651

(In Singapore Dollars)

24. Related Companies

	Group 31 March		Company 31 March	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Deposits with immediate holding company	**139,880**	19,372	**139,880**	3,214
Amounts owing by/(to) immediate holding company	**82,791**	72,768	**(750)**	(3,238)
Amounts owing by/(to)related companies	**1,727**	1,507	**(1,420)**	(1,299)
Amounts owing by/(to) subsidiary companies	**–**	–	**10,669**	(902)
Deposits placed by subsidiary companies	**–**	–	**(183,466)**	(157,500)
	224,398	93,647	**(35,087)**	(159,725)
Disclosed as:				
Current assets	**224,398**	93,647	**150,549**	3,214
Current liabilities	**–**	–	**(185,636)**	(162,939)
	224,398	93,647	**(35,087)**	(159,725)

Deposits placed with the immediate holding company are available on demand and bear interest rates ranging from 1.81% to 2.88% (2000: 1.29% to 2.38%) per annum.

The amounts owing by/(to) the immediate holding and related companies are trade-related, interest-free and have no fixed terms of repayment.

The amounts owing by/(to) subsidiary companies are interest-free and have no fixed terms of repayment. The deposits placed by subsidiary companies bear interest rates ranging from 1.79% to 2.92% (2000: 1.27% to 5.85%) per annum.

25. Stocks

	Group 31 March		Company 31 March	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Food supplies and dry stores	**6,271**	4,737	**–**	–
Technical spares	**3,436**	4,121	**–**	–
Stationery and office supplies	**68**	39	**60**	–
Uniforms	**573**	172	**573**	–
Fuel and oil	**20**	28	**–**	–
	10,368	9,097	**633**	–
Stocks are stated after deducting provision for stock obsolescence:				
Food supplies and dry stores	**104**	250	**–**	–
Technical spares	**500**	200	**–**	–
	604	450	**–**	–
Analysis of the movements in provision for stock obsolescence:				
Balance at beginning of year	**450**	–	**–**	–
Charge to profit and loss account	**391**	450	**–**	–
Written-off against obsolete stock during the year	**(237)**	–	**–**	–
Balance at end of year	**604**	450	**–**	–

(In Singapore Dollars)

26 Short-term Loan From Immediate Holding Company

The short-term loan from the immediate holding company was unsecured and have interest ranging from 1.81% to 2.88% (2000: 2.47% to 3.08%) per annum. The loan was repaid on 31 March 2001.

27. Short-term Bank Loan

The short-term bank loan was unsecured and have interest at 2.64% (2000: 2.64%) per annum.

28. Other Creditors

	Group 31 March		Company 31 March	
	2001 $'000	2000 $'000	**2001 $'000**	2000 $'000
Tender deposits	**1,341**	1,071	**630**	365
Accrued expenses	**14,558**	10,078	**13,853**	9,185
Purchase of fixed assets	**37,996**	9,923	**18,009**	7,299
Hire purchase creditors (note 16)	**394**	381	**–**	–
	54,289	21,453	**32,492**	16,849

29. Cash And Cash Equivalents

(a) Cash and cash equivalents included in the Group's consolidated cash flow statement comprise the following balance sheet amounts:

	Group 31 March	
	2001 $'000	2000 $'000
Fixed deposits	**24,048**	16,041
Cash and bank balances	**6,352**	9,396
Deposits with immediate holding company (note 24)	**139,880**	19,372
	170,280	44,809
(b) Analysis of capital expenditure cash flow		
Addition of fixed assets	**126,051**	166,728
Adjustment for fixed assets acquired under credit terms	**(34,079)**	4,059
Cash invested in fixed assets	**91,972**	170,787

(In Singapore Dollars)

30. Related Party Transactions

The followings are transactions entered into by the Group with related parties at market rates:

	Group		Company	
	2000 – 2001	1999 – 2000	**2000 – 2001**	1999 – 2000
	$'000	$'000	**$'000**	$'000
Services rendered by:				
Immediate holding company	**14,540**	5,403	**1,592**	49
Subsidiary companies	**–**	–	**669**	500
Related companies	**1,553**	5,309	**705**	1,188
	16,093	10,712	**2,966**	1,737
Sales to:				
Immediate holding company	**498,214**	443,753	**2,103**	3,252
Subsidiary companies	**–**	–	**47,928**	29,777
Related companies	**19,897**	19,892	**1,009**	1,272
	518,111	463,645	**51,040**	34,301

Other transactions with related parties are disclosed in notes 3, 5, 6 and 24.

31. Capital And Other Commitments

(a) The Group has the following commitments for capital expenditure which have not been provided for in the financial statements:

	Group 31 March		Company 31 March	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Authorised and contracted for	**112,021**	146,153	**45,927**	47,863
Authorised but not contracted for	**122,246**	122,223	**47,529**	66,724
	234,267	268,376	**93,456**	114,587

(b) The Group leases a leasehold building and two pieces of leasehold land under lease agreements. The lease of the leasehold building expires on 30 June 2024 and the leases of the leasehold land expire on 30 July 2021 and 30 October 2022. The leases of the leasehold properties contain provision for rental adjustments and the future minimum lease payments are as follows:

	Group		Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
2000/2001	**–**	2,365	**–**	2,173
2001/2002	**2,392**	2,365	**2,200**	2,173
2002/2003	**2,392**	2,365	**2,200**	2,173
2003/2004	**2,392**	2,365	**2,200**	2,173
2004/2005	**2,392**	2,365	**2,200**	2,173
2005/2006	**2,392**	2,365	**2,200**	2,173
Remaining years	**41,535**	41,072	**37,831**	37,367
	53,495	55,262	**48,831**	50,405

(In Singapore Dollars)

32. Contingent Liabilities

Contingent liabilities not provided for in the financial statements are as follows:

		Group 31 March		Company 31 March	
		2001	2000	**2001**	2000
		$'000	$'000	**$'000**	$'000
a	Guarantees given to banks in connection with credit facilities granted to an associated company	**16,616**	23,791	**16,616**	23,791
b	Bankers guarantee given with respect to securing foreign work permits for staff and their accommodation	**325**	325	**325**	325
c	Counter guarantees given to an associated company to guarantee payment for banking facilities granted to a joint venture company of the associated company	**–**	1,264	**–**	1,264
		16,941	25,380	**16,941**	25,380

33 Statutory Information Required By Paragraph 7 Of The Ninth Schedule Of The Companies Act, Cap. 50

Debts payable by and debts payable to the Company at the balance sheet date were as follows:

	Debts payable by the Company 31 March		Debts payable to the Company 31 March	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Not later than two years	**38,425**	200,904	**15,521**	4,795
Later than two years but not later than five years	**200,000**	–	**6,946**	6,827
	238,425	200,904	**22,467**	11,622

Debts payable by and debts payable to the Company include long-term advances due to /from subsidiaries.

(In Singapore Dollars)

34. Segment Reporting

The Company's operating businesses are organised and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers different products and services. The ground handling services segment provides mainly airport terminal services, such as airfreight handling services, passenger services, baggage handling services and apron services. The inflight catering services segment is engaged mainly in the provision of inflight meals to the Group's airline customers. The other services segment includes provision of aviation security services, airline laundry and linen services and rental of premises.

Segment accounting policies are the same as the policies described in Note 2. The Group generally account for inter-segments sales and transfers as if the sales or transfers were to third parties at current market prices.

The following tables present revenue and net income information for the Group's industry segment for the years ended 31 March 2000 and 31 March 2001 and certain asset and liability information regarding the Group's industry segment as at 31 March 2000 and 31 March 2001.

By Industry

	Catering $'000	Ground Handling/ Cargo $'000	Others $'000	Eliminations $'000	Total $'000
Financial year ended 31 March 2001					
Revenue					
External revenue	412,413	418,040	56,703	–	887,156
Inter-segment revenue	365	173	53,224	(53,762)	–
Total revenue	412,778	418,213	109,927	(53,762)	887,156
Operating profit	93,342	81,302	23,597	(3,641)	194,600
Interest income	2,203	1,856	3,052	(4,208)	2,903
Interest on borrowings	–	–	(8,922)	4,208	(4,714)
Gross dividends from long-term investment	418	–	–	–	418
Share of results of associated companies	3,625	14,104	3	–	17,732
Profit before income tax	99,588	97,262	17,730	(3,641)	210,939
Tax (expenses)/recoverable	(21,924)	(17,938)	3,934	–	(35,928)
Net profit	77,664	79,324	21,664	(3,641)	175,011
As at 31 March, 2001					
Segment assets	525,179	608,682	114,962	–	1,248,823
Associated companies	32,433	46,343	1,621	–	80,397
Total assets	557,612	655,025	116,583	–	1,329,220
Total liabilities	68,609	63,306	296,022	–	427,937
Capital expenditures	61,842	62,802	1,407	–	126,051
Depreciation of fixed assets	19,479	18,091	2,415	–	39,985

(In Singapore Dollars)

34. Segment Reporting (cont'd)

	Catering $'000	Ground Handling/ Cargo $'000	Others $'000	Eliminations $'000	Total $'000
Financial year ended 31 March, 2000					
Revenue					
External revenue	371,476	365,735	52,953	–	790,164
Inter-segment revenue	24	105	34,680	(34,809)	–
Total revenue	371,500	365,840	87,633	(34,809)	790,164
Operating profit	98,231	62,214	20,913	–	181,358
Interest income	1,279	1,183	1,544	(2,014)	1,992
Interest on borrowings	–	–	(2,366)	2,014	(352)
Share of results of associated companies	4,082	13,438	3	–	17,523
Provision for diminution in value of investment in associated company	(1,000)	–	–	–	(1,000)
Profit before income tax	102,592	76,835	20,094	–	199,521
Tax (expenses)/recoverable	(23,456)	(18,021)	2,011	–	(39,466)
Net profit	79,136	58,814	22,105	–	160,055
As at 31 March, 2000					
Segment assets	397,489	497,470	118,289	–	1,013,248
Associated companies	29,273	41,769	168	–	71,210
Total assets	426,762	539,239	118,457	–	1,084,458
Total liabilities	45,115	51,491	251,733	–	348,339
Capital expenditures	99,211	66,931	586	–	166,728
Depreciation of fixed assets	14,621	22,638	1,229	–	38,488

(In Singapore Dollars)

34. Segment Reporting (cont'd)

By Geographical Location

	Singapore $'000	Overseas $'000	Total $'000
Financial year ended 31 March 2001			
Revenue	887,156	–	887,156
As at 31 March 2001			
Segment assets	1,211,798	37,025	1,248,823
Associated companies	172	80,225	80,397
Total assets	1,211,970	117,250	1,329,220
Capital expenditures	126,051	–	126,051
Financial year ended 31 March 2000			
Revenue	790,164	–	790,164
As at 31 March 2000			
Segment assets	995,297	17,951	1,013,248
Associated companies	168	71,042	71,210
Total assets	995,465	88,993	1,084,458
Capital expenditures	166,728	–	166,728

35. Comparative Figures

The presentation and classification of items in the financial statements have been changed to comply with the requirements of SAS 1 (Revised 1999) – Presentation of financial statements. As a result, additional items have been included in the profit and loss accounts. Accordingly, comparative figures have been restated to provide a proper comparison with the current year's presentation.

(In Singapore Dollars)

1. Directors' Remuneration

The number of directors of the Company whose emoluments fall within the following bands:

	The Company	
	2001	2000
$500,000 and above	**–**	–
$250,000 to $499,999	**–**	–
Below $250,000	**7**	7
	7	7

2. Interested Persons Transactions

Interested persons transactions under the shareholders' mandate for the year are as follows:

	Total $'000
SIA Properties Limited	1,982
Singapore Airlines Limited	1,200
SEMAC Pte Ltd	479
Changi International Airport Services Pte Ltd	312
Fujitec Singapore Corporation Limited	103
Keppel Engineering Pte Ltd	92
Total interested persons transactions	4,168

Note: *All the above interested persons transactions were done on normal commercial terms.*

(In Singapore Dollars)

		First Half	Second Half	Total
Total Revenue				
2000 – 2001	($ million)	**437.2**	**450.0**	**887.2**
	(%)	**49.3**	**50.7**	**100.0**
1999 – 2000	($ million)	382.5	407.7	790.2
	(%)	48.4	51.6	100.0
Expenditure				
2000 – 2001	($ million)	**332.8**	**359.8**	**692.6**
	(%)	**48.1**	**51.9**	**100.0**
1999 – 2000	($ million)	285.7	323.1	608.8
	(%)	46.9	53.1	100.0
Operating Profit				
2000 – 2001	($ million)	**104.4**	**90.2**	**194.6**
	(%)	**53.6**	**46.4**	**100.0**
1999 – 2000	($ million)	96.8	84.6	181.4
	(%)	53.4	46.6	100.0
Profit Before Tax				
2000 – 2001	($ million)	**112.9**	**98.0**	**210.9**
	(%)	**53.5**	**46.5**	**100.0**
1999 – 2000	($ million)	106.8	92.8	199.6
	(%)	53.5	46.5	100.0
Profit After Tax				
2000 – 2001	($ million)	**92.8**	**82.2**	**175.0**
	(%)	**53.0**	**47.0**	**100.0**
1999 – 2000	($ million)	89.1	71.0	160.1
	(%)	55.7	44.3	100.0
Earnings (after tax) per share				
2000 – 2001	(cents)	**9.3**	**8.2**	**17.5**
	(%)	**53.1**	**46.9**	**100.0**
1999 – 2000	(cents)	8.9	7.1	16.0
	(%)	55.6	44.4	100.0

Five Year Financial Summary Of The Group

(In Singapore Dollars)

	2000 – 2001	1999 – 2000	1998 – 1999	1997 – 1998	1996 – 1997
Profit and loss account ($ million)					
Total revenue	**887.2**	790.2	746.1	726.5	683.5
Expenditure	**692.6**	608.8	586.6	602.0	576.4
Operating profit	**194.6**	181.4	159.5	124.5	107.1
Other income (loss)	**16.3**	18.2	(20.8)	(8.5)	8.8
Profit before tax	**210.9**	199.6	138.7	116.0	115.9
Profit after tax	**175.0**	160.1	110.3	83.9	84.3
Balance sheet ($ million)					
Paid up capital	**100.0**	100.0	100.0	100.0	100.0
Distributable reserves	**642.9**	510.3	599.7	566.2	544.8
Non-distributable reserves	**0.6**	0.6	0.2	–	–
Shareholders' funds	**743.5**	610.9	699.9	666.2	644.8
Deferred taxation	**89.9**	81.2	69.9	62.1	58.3
Fixed assets	**833.6**	747.8	619.6	558.6	518.3
Loan to third parties	**47.4**	45.2	44.8	42.5	38.1
Associated companies	**77.3**	68.4	62.3	49.2	33.2
Long-term investments	**10.6**	7.9	7.9	7.9	7.9
Current assets	**360.3**	215.1	281.2	462.0	500.8
Total assets	**1,329.2**	1,084.4	1,015.8	1,120.2	1,098.2
Long-term liabilities	**249.6**	48.5	49.1	193.1	181.6
Current liabilities	**246.2**	343.8	196.9	198.8	213.5
Total liabilities	**495.8**	392.3	246.0	391.9	395.1
Net liquid assets/(liabilities)	**172.2**	(128.8)	119.5	170.0	216.6
Cash flow statement ($ million)					
Cash flow from operations	**237.4**	241.0	176.7	168.8	164.2
Internally generated cash flow#	**246.6**	247.0	177.8	172.0	167.2
Capital expenditures	**126.1**	166.7	103.2	88.5	76.9

\# *Internally generated cash flow comprises cash generated from operations, dividends from associated companies, and proceeds from sale of fixed assets.*

Five Year Financial Summary Of The Group

(In Singapore Dollars)

	2000 – 2001	1999 – 2000	1998 – 1999	1997 – 1998	1996 – 1997
Profitability Ratios(%)					
Return on shareholders' funds	**25.8**	24.4	16.2	12.8	13.3
Return on total assets	**14.5**	15.2	10.3	7.6	8.0
Return on turnover	**19.7**	20.3	14.8	11.6	12.3
Productivity and Employee Data					
Value added ($ million)	**641.5**	582.7	515.3	505.9	488.2
Value added per employee ($)	**70,141**	65,303	56,788	55,177	54,923
Revenue per employee ($)	**96,989**	88,554	82,220	79,239	76,892
Average employee strength	**9,147**	8,923	9,075	9,169	8,889
Per Share Data					
Earnings before tax (cents)	**21.1**	20.0	13.9	11.6	11.6
Earnings after tax (cents) – basic and diluted	**17.5**	16.0	11.0	8.4	8.4
Cash earnings (cents)[Note 1]	**21.5**	19.9	15.3	13.2	12.3
Net tangible assets (cents)	**74.4**	61.1	70.0	66.6	64.5
Dividends					
Gross dividends (%) [Note 2]	**60.0**	# 198.0	110.0	88.0	88.0
Dividend cover (times)	**3.9**	1.1	1.4	1.3	1.3

Notes:

1. *Cash earnings is defined as profit after tax plus depreciation.*
2. *# include special dividend of* 143% *and tax exempt dividend of* 5.8%.

As At 16 May 2001

Analysis Of Shareholdings

Authorised share capital : 2,000,000,000 ordinary shares of S$0.10 each
Issued and fully paid : 1,000,000,000 ordinary shares of S$0.10 each

Range Of Shareholdings	Number Of Shareholders	%	Amount Of Shareholdings	%
1 – 1,000	19,170	67.74	19,135,914	1.91
1,001 – 10,000	8,734	30.86	24,303,265	2.43
10,001 – 1,000,000	386	1.36	16,389,200	1.64
1,000,001 and above	11	0.04	940,171,621	94.02
Total	28,301	100.00	1,000,000,000	100.00

Major Shareholders

No.	Name	Number Of Shares Held	%
1	Singapore Airlines Limited	870,000,000	87.00
2	DBS Nominees Pte Ltd	18,566,086	1.86
3	Raffles Nominees Pte Ltd	12,936,000	1.29
4	Citibank Nominees Singapore Pte Ltd	12,393,000	1.24
5	Oversea-Chinese Bank Nominees Pte Ltd	7,739,600	0.77
6	United Overseas Bank Nominees Pte Ltd	5,609,400	0.56
7	DB Nominees (S) Pte Ltd	4,746,035	0.48
8	Overseas Union Bank Nominees Pte Ltd	2,608,500	0.26
9	HSBC (Singapore) Nominees Pte Ltd	2,222,000	0.22
10	J M Sassoon & Co (Pte) Ltd	1,831,000	0.18
11	NTUC Income Insurance Co-operative Limited	1,520,000	0.15
12	Phillip Securities Pte Ltd	750,500	0.08
13	Realty & Investment Pte Ltd	600,000	0.06
14	BNP Paribas Nominees Singapore Pte Ltd	518,000	0.05
15	Keppel Bank Nominees Pte Ltd	506,200	0.05
16	Singapore Reinsurance Corporation Ltd – SIF General	450,000	0.05
17	OCBC Securities Private Ltd	424,000	0.04
18	DBS Securities Singapore Pte Ltd	366,000	0.04
19	Ong Mong Siang	307,000	0.03
20	UOB Kay Hian Pte Ltd	301,000	0.03
	Total	944,394,321	94.44

Substantial Shareholders (as shown in the Register of Substantial Shareholders)

No.	Name	Direct Interest	Indirect Interest	Total Interest	%
1.	Temasek Holdings (Private) Limited	–	871,861,000	871,861,000	87.19
2.	Singapore Airlines Limited	870,000,000	–	870,000,000	87.00

Share Prices and Turnover


Share price
ST Index
Volume (Million Stock Units)
2.5
2.0
1.5
1.0
0.5
0
5,000
4,000
3,000
2,000
1,000
0
60
48
36
24
12
0
High
Low
May 00
Jun 00
Jul 00
Aug 00
Sep 00
Oct 00
Nov 00
Dec 00
Jan 01
Feb 01
Mar 01
Volume
Closing Price
ST Index

	2000 – 2001
Share Price ($)	
Highest closing price	2.40
Lowest closing price	1.39
31 March closing price	1.41
Market value ratios*	
Price/earnings	8.06
Price/book value	1.90
Price/cash earnings@	6.56

Notes:

* *Based on closing price on 31 March 2001.*

@ *Cash earnings is defined as profit after tax plus depreciation.*

NOTICE IS HEREBY GIVEN that the 28th Annual General Meeting of the Company will be held at the Belvedere Room, Level 4, Main Tower, Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Saturday 7 July 2001 at 11.00 am to transact the following business:

Ordinary Business

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2001 and the Auditors' Report thereon.
2. To declare a final dividend of 40% or 4 cents per share less income tax of 24.5% for the year ended 31 March 2001.
3. To re-elect Mr Chew Choon Seng, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
4. To re-elect Mr Barry Desker, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
5. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

Special Business

Ordinary Resolutions

6. To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

   6.1 *"To approve payment of Directors' Fees of $327,120.54 (2000: $18,437.00) for the year ended 31 March 2001."*

   6.2 "That subject to the Companies Act (Cap. 50) and the Articles of Association of the Company and the Listing Manual of the Singapore Exchange Securities Trading Limited, the Directors of the Company be and are hereby authorised pursuant to Section 161 of the Companies Act (Cap 50), to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit, PROVIDED ALWAYS THAT the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the total issued share capital of the Company for the time being, of which the aggregate number of shares that may be issued other than on a pro rata basis to existing shareholders shall not exceed 20 per cent of the total issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company, or the date by which the next Annual General Meeting of the Company is required by law or the Articles of Association of the Company to be held, whichever is the earlier."

   6.3 "That the Board of Directors of the Company be and is hereby authorised to offer and grant Options in accordance with the provisions of the SATS Employee Share Option Plan (the "Plan") and to allot and issue from time to time such number of ordinary shares of $0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the Options under the Plan, PROVIDED ALWAYS THAT the aggregate number of ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent of the total issued share capital of the Company from time to time."

7. To transact any other business which may arise and can be transacted at an annual general meeting.

NOTICE IS HEREBY GIVEN THAT, subject to approval being obtained at the 28th Annual General Meeting of the Company for the declaration of the final dividend which will be paid on 26 July 2001, the Transfer Books and Register of Members of the Company will be closed on 13 and 14 July 2001 for the preparation of dividend warrants.

Duly completed and stamped transfers received by the Company's Share Registrars, KPMG, at 138 Robinson Road #17-00, Hong Leong Centre, Singapore 068906, up to 5.00 pm on 12 July 2001 will be registered to determine shareholders' entitlement to the proposed final dividend.

By order of the Board

Annabelle Yip
Company Secretary

Dated this 5th day of June 2001
Singapore

Explanatory Notes On Ordinary Business Resolution No. 3 And Special Business To Be Transacted

i. Mr Chew Choon Seng will upon re-election continue to serve on the Audit Committee of the Company. He will not be considered an independent Director pursuant to Article 902(4)(a) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

ii. Ordinary Resolution No.6.1 is to approve the payment of Directors' Fees of $327,120.54 (2000: $18,437.00) for the year ended 31 March 2001, for services rendered by Directors on the Board as well as various Board Committees.

iii. Ordinary Resolution No. 6.2 is to empower the Directors from the date of the above Meeting until the date of the next Annual General Meeting, to issue shares in the Company. The number of shares which the Directors may issue under this Resolution will not exceed 50 per cent of the issued share capital of the Company for the time being. For issues of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed 20 per cent of the total issued share capital of the Company for the time being.

iv. Ordinary Resolution No. 6.3 is to authorise the Directors to offer and grant options in accordance with the provisions of the Company's Employee Share Option Plan (the "Plan") and to allot and issue shares under the Plan. The Plan was approved at the Extraordinary General Meeting of the Company prior to the initial public offering of the Company in 2000.

Notes

1. *A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two* (2) *proxies to attend and vote in his stead. A proxy need not be a member of the* Company.
2. *The instrument appointing a proxy must be deposited at* Robinson Road Post Office, P O Box 2114, *Singapore* 904114 *not less than* 48 *hours before the time appointed for the* Meeting.

A happy, nurturing work environment not only fosters creativity and esprit d'corps, it also helps to cultivate a positive, can-do attitude from all of our staff – something which we call the YES! *attitude.*

SATS





Rationale

One of the 24 million passengers that will experience the seamless, quality service that SATS promises to deliver. As the leading ground handling services provider at Changi, the world's best airport, SATS prides itself in being able to achieve consistently its strict operational targets, such as delivering the first bag within 12 minutes of the flight's arrival.

As a public company, we have a similar commitment to deliver value to all who have a stake in the Group's success - our shareholders, investors, customers, partners, and staff.

Delivering Value To Our Stakeholders, the theme for this year's annual report, mirrors our corporate responsibility, now and in the years to come.

SATS

June 2001

To The Shareholders
Singapore Airport Terminal Services Limited

Dear Sir/Madam

AMENDMENTS OF SATS SUMMARY REPORT 2000/01

On Page 3 of the SATS Summary Report 2000/01, there is an error under the heading "Senior Officers' Remuneration Committee". Mr Chew Choon Seng's name should be deleted and replaced by a reference to Mr Richard Charles Helfer.

On Page 10 of the SATS Summary Report 2000/01, there is an error in the left column of the table in Paragraph 9 of the Directors' Report. The heading of that column should be "Date of grant" and not "Name of director". For your ease of reference, we reproduce below the table with the correction included:-

Number of unissued ordinary shares of $0.10 each

Date of grant	Options granted at 1.4.2000/ date of grant	Options not accepted	Options Cancelled	**Balance at 31.3.2001**	Exercise Price	Expiry Date
28.3.2000	19,124,800	421,200	267,700	**18,435,900**	$2.50	27.3.2010
3.7.2000	14,788,900	652,300	119,900	**14,016,700**	$2.10	2.7.2010
	33,913,700	1,073,500	387,600	**32,452,600**		

SATS apologises for any inconvenience caused by the errors.

Yours truly

Annabelle Yip

Contents

Corporate Profile

SATS *is the leading provider of integrated ground handling and inflight catering services at* Singapore Changi Airport. *In* FY 2000/01, *we served more than* 24 *million passengers, handled over* 1.4 *million tonnes of air freight, and catered over* 22.9 *million meals.*

Our reputation for service excellence has helped us to secure strategic joint ventures in ground handling and inflight catering services at nine international airports in Asia Pacific.

Corporate Information

Board Of Directors

Chairman
Cheong Choong Kong

Deputy Chairman
Michael Tan Jiak Ngee

Directors
Chew Choon Seng
Barry Desker
Richard Charles Helfer
Hong Hai
Ng Kee Choe

Audit Committee

Chairman
Ng Kee Choe

Members
Hong Hai
Chew Choon Seng

Senior Officers' Remuneration Committee

Chairman
Cheong Choong Kong

Members
Michael Tan Jiak Ngee
Chew Choon Seng

SATS Board Committee

Cheong Choong Kong
Michael Tan Jiak Ngee
Chew Choon Seng

Board Staff Committee

Chairman
Chew Choon Seng

Member
Michael Tan Jiak Ngee

Company Secretary

Annabelle Yip Wai Ping

Registrar

KPMG
Registrar and Transfer Office
138 Robinson Road #17-00
Hong Leong Centre
Singapore 068906

Auditors

Ernst & Young
Certified Public Accountants
10 Collyer Quay #21-01
Ocean Building
Singapore 049315

Audit Partner
Nagaraj Sivaram

Registered Office

20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659
Tel: (65) 541 8060
Fax: (65) 546 0455

Corporate Management

Chief Executive Officer
Singapore Airport Terminal Services Ltd
Prush Nadaisan

Chief Executive
SATS Airport Services Pte Ltd
Karmjit Singh

Chief Executive
SATS Catering Pte Ltd
Joseph Chew Khiam Soon

Senior Vice-President
(Apron/Passenger Services)
Paul Tan Wah Liang
(Up to 11 May 2001)
Ee Tiang Hwee
(Acting from 12 May 2001)

Senior Vice-President
(Cargo)
Leong Kok Hong

Senior Vice-President
(Catering)
Tan Chuan Lye

Chief Financial Officer
Lim Kei Hin

General Manager
SATS Security Services Pte Ltd
Silva Kandiah

General Manager
Aero Laundry & Linen Services Pte Ltd
Wong See Heng

Dear Shareholders,

I am happy to report that SATS had a successful first year as a public listed company. The Group now operates more independently of its parent company, Singapore Airlines, and pursues a more aggressive growth strategy. The listing also presented opportunities for our staff to participate in the equity of the Company.

During the year under review, the Group was able to record a 9.3% increase in net earnings after tax to S$175 million, helped by a 12.3% growth in revenue to S$887 million. The strong revenue growth came from a significant increase in business volume during the first half of the year.

We continued to see growth in all our operating units, and the numbers speak for themselves. During the year under review, SATS handled 75,600 flights, an increase of 4.6% over the preceding year; served 24 million passengers, an increase of 10.6%; processed 1.4 million tonnes of cargo and mail, an increase of 6.1%; and produced 22.9 million inflight meals, an increase of 9.5%.

In Singapore, from which we derived more than 90% of our profits, we continued to upgrade facilities and improve service standards. In July 2000 we commissioned the SATS Inflight Catering Centre (SICC1), a state-of-the-art facility that cost $217 million.

SICC1 has the capacity to produce 45,000 meals a day and is designed so that this capacity can be doubled to meet future increases in demand. With the new SICC1, SATS Catering operates two of the most modern inflight kitchens in the world, with a combined production capacity of 75,000 meals a day.

Our efforts in the past have been confined exclusively to Asia, but we are now extending our vision to other continents.

In April 2001, SATS Cargo's sixth airfreight terminal commenced operations. Costing $270 million, it has increased the Group's cargo handling capacity by 62% to 2.1 million tonnes a year.

Another major facility, the $30 million SATS Express Courier Centre 2, which is purpose-built for our long-term business partner DHL, is scheduled for completion in September this year and will further strengthen our express cargo business in Singapore.

Our long-term strategy is to further increase our presence overseas and raise the contribution to profits by our associate companies and joint ventures. To date, we have 12 ground handling and inflight catering associate companies in the Maldives, China, Vietnam, Taiwan, Japan, Macau, Hong Kong, India and the Philippines.

In May last year, we acquired a stake in Evergreen Airline Services Corporation (EGAS), which provides ramp handling at the Chiang Kai Shek International Airport, Taipei. SATS holds a 20% stake in EGAS, our second partnership with Eva Air.

During the year, our associate companies contributed 8.4% to our Group's bottomline.

Our efforts in the past have been confined exclusively to Asia, but we are now extending our vision to other continents. In March this year we launched a S$500 million medium-term note programme. This provided us with another funding source to facilitate our expansion locally and internationally. The inaugural issue, jointly arranged by Citicorp and DBS Bank, comprised $200 million of three-year fixed rate notes with an annual coupon rate of 2.9%.

In line with our commitment to continually improve our service to customers, we launched the YES! To Exceptional Service campaign, aimed at invigorating the service culture of the Group.

We will capitalise on Information Technology to improve service and efficiency. A new warehousing system, known as the Cargo Operations System (COSYS) has been cutover in our airfreight terminals. Using client-server technology, COSYS uses radio frequency data terminals and other such devices to allow faster and more accurate processing of shipment records and better service to shippers and consignees.

To improve efficiency, we are implementing an enterprise resource planning system from SAP. Implementation should be completed by the middle of next year.

We have also embarked on a project to integrate our various operations centres and make staff deployment more efficient.

With global passenger traffic expected to grow 4.9% a year in the next 20 years, and air cargo volumes at 5.7% annually, the outlook for air transport continues to be positive.

I wish to express my deepest appreciation to management and employees for a good performance, and to my fellow Board Directors for their support and advice.

CHEONG CHOONG KONG
Chairman

Important Note

The summary financial statement as set out on pages 6 to 17 does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company or of the Group. For further information, the full annual financial statements, the auditors' report on those financial statements, and the directors' report should be consulted. Shareholders may request a copy of the full annual report at no cost from the Company Secretary. Please use the request form at the end of this summary financial report.

The directors have pleasure in presenting their report together with the audited financial statements of the Company and of the Group for the year ended 31 March 2001.

1. Accounts (in $ thousand)

	Group		Company	
	2000 – 2001	1999 – 2000	**2000 – 2001**	1999 – 2000
Profit after taxation	**175,011**	160,055	**129,704**	101,307
Transfer to statutory reserve	**(57)**	(344)	**–**	–
Transfer from revenue reserve	**–**	–	**–**	47,433
	174,954	159,711	**129,704**	148,740
Dividends paid and proposed, less tax	**(45,100)**	(148,740)	**(45,100)**	(148,740)
Profit retained	**129,854**	10,971	**84,604**	–

In the opinion of the directors, the results of the operations of the Company and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature.

2. Transfer To/From Reserves And Provisions

There were no material transfers to or from reserves and provisions of the Company and of the Group during the financial year except as disclosed in the financial statements.

3. Dividends

An interim dividend of 20.0%, less income tax at 25.5%, amounting to $ 14,900,000 was paid on 29 November 2000.

The directors propose that a final dividend of 40%, less income tax at 24.5%, amounting to $30,200,000 be paid.

4. Principal Activities

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including
  - airfreight handling services
  - passenger services
  - baggage handling services
  - apron services
- Inflight catering services including
  - aircraft interior cleaning
  - cabin handling services
- Aviation security services
- Airline laundry services

There have been no significant changes in the nature of these activities during the year under review.

5. Directors

a) The names of the directors in office at the date of this report are:

Cheong Choong Kong *Chairman*
Michael Tan Jiak Ngee *Deputy Chairman*
Chew Choon Seng
Barry Desker
Richard Charles Helfer
Hong Hai
Ng Kee Choe

b) For the financial year, directors' fees were calculated based on the following formula (applied on a cumulative basis) and on the basis that directors who held office on a Board Committee for less than the full financial year were paid fees for that office prorated accordingly:

Type Of Appointment		Fee $
Board Of Directors	Basic Fee	28,000
	Chairman's Allowance	28,000
	Deputy Chairman's Allowance	14,000
Board Committees	Chairman's Allowance	14,000
	Members' Allowance	7,000

c) The following directors who held office at the end of the financial year had, according to the register required to be kept under section 164 of the Companies Act, Cap. 50, an interest in shares of the Company, the Company's immediate holding company and subsidiaries of the Company's immediate and ultimate holding company, as stated below:

	Direct interest			Deemed interest		
Name of director	At 1.4.2000	At 31.3.2001	At 21.4.2001	At 1.4.2000	At 31.3.2001	At 21.4.2001
Interest in Singapore Airlines Limited's ordinary shares of $1 each						
Cheong Choong Kong	480,800	480,800	480,800	24,000	24,000	24,000
Michael Tan Jiak Ngee	79,600	79,600	79,600	–	–	–
Chew Choon Seng	214,000	214,000	214,000	–	–	–
Barry Desker	2,000	2,000	2,000	4,000	4,000	4,000
Hong Hai	10,000	12,000	14,000	–	–	–
Interest in Singapore Airport Terminal Services Limited's ordinary shares of $0.10 each						
Cheong Choong Kong	–	56,000	56,000	–	3,000	3,000
Michael Tan Jiak Ngee	–	16,000	16,000	–	–	–
Chew Choon Seng	–	10,000	10,000	–	–	–
Barry Desker	–	11,000	11,000	–	–	–
Richard Charles Helfer	–	11,000	11,000	–	–	–
Ng Kee Choe	–	11,000	11,000	–	–	–
Interest in SIA Engineering Company Limited's ordinary shares of $0.10 each						
Cheong Choong Kong	–	58,000	58,000	–	3,000	3,000
Michael Tan Jiak Ngee	–	11,000	11,000	–	–	–
Chew Choon Seng	–	20,000	20,000	–	–	–

5. Directors (cont'd)

Name of director	Direct interest At 1.4.2000	At 31.3.2001	At 21.4.2001	Deemed interest At 1.4.2000	At 31.3.2001	At 21.4.2001
Interest in Singapore Telecommunications Limited's ordinary shares of $ 0.15 each						
Cheong Choong Kong	1,640	1,690	1,690	1,640	1,690	1,690
Michael Tan Jiak Ngee	6,640	6,690	6,690	–	–	–
Chew Choon Seng	11,760	11,820	11,820	–	–	–
Barry Desker	1,440	1,490	1,490	7,640	7,690	7,690
Hong Hai	1,440	1,490	1,490	1,440	1,490	1,490
Ng Kee Choe	1,640	1,690	1,690	1,640	1,690	1,690
Interest in Singapore Technologies Engineering Ltd's ordinary shares of $ 0.10 each						
Barry Desker	–	–	–	5,000	5,000	5,000
Interest in Vickers Capital Ltd's ordinary shares of $ 0.25 each						
Barry Desker	–	–	–	3,000	3,000	3,000
Interest in SNP Corporation Ltd's ordinary shares of $ 0.50 each						
Barry Desker	–	–	–	3,000	3,000	3,000
Ng Kee Choe	750	–	–	–	–	–
Interest in Raffles Holding Ltd's ordinary shares of $0.50 each						
Michael Tan Jiak Ngee	16,000	16,000	16,000	–	–	–
Chew Choon Seng	12,000	12,000	12,000	–	–	–
Hong Hai	20,000	20,000	20,000	–	–	–
Ng Kee Choe	10,000	10,000	10,000	–	–	–

Name of director	Direct interest At 1.4.2000	At 31.3.2001	At 21.4.2001
Options to subscribe for Singapore Airlines Limited's ordinary shares of $1 each			
Cheong Choong Kong	240,000	480,000	480,000
Michael Tan Jiak Ngee	60,000	150,000	150,000
Chew Choon Seng	60,000	150,000	150,000

d) Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangements whereby directors might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate other than under the Employee Share Option Plan of its immediate holding company.

5. Directors (cont'd)

e) No director who held office at the end of the financial year had an interest in shares or debentures of the Company's ultimate holding company or any of the subsidiaries of the Company's ultimate holding companies except as disclosed above.

f) Since the end of the previous financial year, no director has received or has become entitled to receive benefits under contracts required to be disclosed by section 201(8) of the Companies Act, Cap. 50 except those disclosed in note 4 to the financial statements.

6. Audit Committee

The Audit Committee comprises three members, two of whom are independent non-executive directors. The members of the Audit Committee at the date of this report are:

Ng Kee Choe *Chairman*
Chew Choon Seng
Hong Hai

The Audit Committee has reviewed the financial statements of the Group and the Company and the auditors' report thereon before their submission to the Board of Directors.

The Audit Committee carried out its function in accordance with Section 201B(5) of the Companies Act, Cap 50, which included a review of the financial statements of the Group and the Company for the year and the auditors' report thereon.

The Committee has nominated Ernst and Young for re-appointment as auditors of the Company by shareholders for the ensuing financial year.

7. Share Capital

No shares were issued by the Company during the year.

8. Acquisition And Disposal Of Subsidiaries

During the year, the Company liquidated its subsidiary company, SATS Apron Services Pte Ltd. There was no other acquisition or disposal of a subsidiary by the Company during the year.

9. Options On Shares Of The Company

The SATS Employee Share Option Plan ("the Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, was approved by the shareholder on 20 March 2000.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the options will be the average of the closing prices of the Company's ordinary shares on the SGX-ST for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

9. Options On Shares Of The Company (cont'd)

The Committee administering the Plan comprises the following directors:

Cheong Choong Kong
Michael Tan Jiak Ngee
Chew Choon Seng

No options have been granted to controlling shareholders or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Scheme.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Scheme in respect of 14,788,900 unissued shares of $0.10 each in the Company at an offering price of $2.10 per share.

At the end of the financial year, options to take up 32,452,600 unissued shares of $0.10 each in the Company were outstanding:

	Number of unissued ordinary shares of $0.10 each					
Name of director	Options granted at 1.4.2000/ date of grant	Options not accepted	Options Cancelled	Balance at 31.3.2001	Exercise Price	Expiry Date
28.3.2000	19,124,800	421,200	267,700	18,435,900	$2.50	27.3.2010
3.7.2000	14,788,900	652,300	119,900	14,016,700	$2.10	2.7.2010
	33,913,700	1,073,500	387,600	32,452,600		

10. Other Statutory Information

a) Before the profit and loss account and balance sheet of the Company were made out, the directors took reasonable steps:

i) to ascertain that proper action had been taken in relation to the writing-off of bad debts and the making of provision for doubtful debts and have satisfied themselves that all known bad debts had been written-off and that adequate provision had been made for doubtful debts, and

ii) to ensure that any current assets which were unlikely to realise their book value in the ordinary course of business were written-down to an amount which they might be expected so to realise.

b) At the date of this report, the directors are not aware of any circumstances which would render:

i) the amount written-off for bad debts or the amount of the provision for doubtful debts in the Group inadequate to any substantial extent, and

ii) the values attributed to current assets in the consolidated financial statements misleading.

c) At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in the report or financial statements which would render any amount stated in the financial statements of the Company and the Group misleading.

d) As at the date of this report:

i) there are no charges on the assets of the Company and of the Group which have arisen since the end of the financial year to secure the liabilities of any other person; and

ii) there are no contingent liabilities which have arisen since the end of the financial year in respect of the Company and of the Group.

10. Other Statutory Information (cont'd)

e) No contingent liability or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may affect the ability of the Company or of the Group to meet their obligations as and when they fall due.

f) In the opinion of the directors, no other item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Company or of the Group for the financial year in which this report is made.

11. Auditors

Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment as auditors of the Company.

On behalf of the Board,

CHEONG CHOONG KONG
Chairman

MICHAEL TAN JIAK NGEE
Deputy Chairman

Dated this 17th day of May, 2001
Singapore

Auditor's Report

To The Members of Singapore Airport Terminal Services Limited

We have audited the financial statements of Singapore Airport Terminal Services Limited for the year ended 31 March 2001 in accordance with Singapore Standards on Auditing. The financial statements comprise the balance sheets of the Company and the Group as at 31 March 2001, the profit and loss accounts and statement of changes in equity of the Company and the Group, and the cash flow statements of the Group for the year then ended, together with the notes thereto.

In our opinion, the accompanying summary financial statements set out on pages 13 to 15 is consistent, in all material respects, with the financial statements and the directors' report from which they were derived, and complies with the requirements of S203A of the Companies (Amendment) Act 1995, and regulations made thereunder.

For a better understanding of the financial position and the results of the operations of the Company and the Group for the period and of the scope of our audit, the summary financial statement information on pages 13 to 15 should be read in conjunction with the financial statements and our audit report thereon.

In our auditor's report dated 17 May 2001, which is reproduced below, we expressed an unqualified opinion on the financial statements of Singapore Airport Terminal Services Limited:

"We have audited the financial statements of Singapore Airport Terminal Services Limited set out on pages # to #. These financial statements comprise the balance sheets of the Company and the Group as at 31 March 2001, the profit and loss accounts and statement of changes in equity of the Company and the Group, and the cash flow statement of the Group for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

   i) the state of affairs of the Company and of the Group as at 31 March 2001, the results and changes in equity of the Company and of the Group, and the cash flows of the Group for the year then ended; and

   ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements.

b) the accounting and other records, and the registers required by the Act to be kept by the Company and those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act."

ERNST & YOUNG
Certified Public Accountants

Dated this 17th day of May, 2001.
Singapore

Note:
The page numbers are as stated in the Auditor's report dated 17 May 2001 included in the SATS Annual Report for the financial year ended 31 March 2001.

Profit And Loss Accounts

For the Year Ended 31 March 2001

(In Singapore Dollars)

	Group		Company	
	2000 – 2001	1999 – 2000	**2000 – 2001**	1999 – 2000
	$'000	$'000	**$'000**	$'000
Revenue	**887,156**	790,164	**56,056**	39,020
Expenditure				
Staff costs	**(406,612)**	(360,366)	**(15,149)**	(4,380)
Raw materials	**(70,949)**	(62,544)	**–**	–
Licensing fees	**(64,660)**	(57,284)	**–**	–
Depreciation charges	**(39,985)**	(38,488)	**(19,611)**	(16,226)
Company accommodation & utilities	**(51,728)**	(41,312)	**(7,426)**	(5,522)
Other costs	**(58,622)**	(48,812)	**(4,912)**	(2,239)
	(692,556)	(608,806)	**(47,098)**	(28,367)
Operating Profit	**194,600**	181,358	**8,958**	10,653
Interest on borrowings	**(4,714)**	(352)	**(8,804)**	(2,237)
Interest income	**2,903**	1,992	**2,695**	1,297
Gross dividends from subsidiary companies	**–**	–	**145,245**	107,137
Gross dividends from associated companies	**–**	–	**9,836**	6,589
Gross dividends from long-term investment	**418**	–	**418**	–
Gain on liquidation of a subsidiary company	**–**	–	**3,641**	–
Share of results of associated companies	**17,732**	17,523	**–**	–
Provision for diminution in value of Investment in an associated company	**–**	(1,000)	**–**	(1,000)
Profit Before Taxation	**210,939**	199,521	**161,989**	122,439
Provision for taxation	**(35,928)**	(39,466)	**(32,285)**	(21,132)
Profit Attributable To Shareholders	**175,011**	160,055	**129,704**	101,307

	Group 2000 – 2001	Group 1999 – 2000
Dividends Paid And Proposed		
Interim dividend of 20% (2000:49.2%) less income tax of 25.5% (2000:26.0%)	**14,900**	36,415
Interim tax exempt dividend of 5.8%	**–**	5,790
Special and final dividend of 143.0% less income tax of 25.5%	**–**	106,535
Proposed final dividend of 40%(2000: nil) less income tax of 24.5%	**30,200**	–
	45,100	148,740
Gross dividend per share (cents)	**6.0**	19.8
Basic earnings per share (cents)	**17.5**	16.0
Diluted earnings per share (cents)	**17.5**	16.0

Balance Sheet

As At 31 March 2001

(In Singapore Dollars)

	Group		Company	
	2000 – 2001	1999 – 2000	**2000 – 2001**	1999 – 2000
	$'000	$'000	**$'000**	$'000
Share Capital				
Authorised	**200,000**	200,000	**200,000**	200,000
Issued and fully-paid	**100,000**	100,000	**100,000**	100,000
Reserves				
Distributable				
Revenue reserve	**632,333**	502,479	**318,245**	233,641
Foreign currency translation reserve	**10,567**	7,866	**–**	–
Non-distributable Statutory reserve	**626**	569	**–**	–
	643,526	510,914	**318,245**	233,641
Share Capital And Reserves	**743,526**	610,914	**418,245**	333,641
Deferred Taxation	**89,867**	81,158	**48,300**	47,900
Notes Payable	**200,000**	–	**200,000**	–
Loan From Immediate Holding Company	**47,398**	45,195	**47,398**	45,195
Term loan	**2,102**	2,723	**–**	–
Hire Purchase Creditors	**193**	587	**–**	–
	1,083,086	740,577	**713,943**	426,736
Represented by:				
Fixed Assets				
Leasehold land and buildings	**440,642**	325,458	**437,893**	321,005
Progress payments	**247,584**	336,876	**175,169**	268,653
Others	**145,382**	85,467	**1,686**	22
	833,608	747,801	**614,748**	589,680
Investment In Subsidiary Companies	**–**	–	**36,015**	42,015
Long-term Investments	**10,582**	7,886	**10,582**	7,886
Associated Companies	**77,336**	68,449	**42,912**	42,574
Loans To Third Parties	**47,398**	45,195	**47,398**	45,195
Current Assets				
Loans to third parties	**–**	584	**–**	584
Trade debtors	**55,164**	49,369	**56**	243
Other debtors	**36,905**	34,232	**35,412**	32,651
Related companies	**224,398**	93,647	**150,549**	3,214
Associated companies	**3,061**	2,761	**2,904**	2,021
Stocks	**10,368**	9,097	**633**	–
Fixed deposits	**24,048**	16,041	**23,547**	15,541
Cash and bank balance	**6,352**	9,396	**1,278**	3,536
	360,296	215,127	**214,379**	57,790
Less:				
Current Liabilities				
Term loan	**620**	620	**–**	–
Short-term loan from immediate holding company	**–**	160,000	**–**	160,000
Short-term bank loan	**–**	15,000	**–**	15,000
Trade creditors	**123,335**	102,761	**3,487**	2,550
Other creditors	**54,289**	21,453	**32,492**	16,849
Related companies	**–**	–	**185,636**	162,939
Provision for taxation	**37,690**	44,047	**276**	1,066
Proposed dividend, net	**30,200**	–	**30,200**	–
	246,134	343,881	**252,091**	358,404
Net Current Assets/(Liabilities)	**114,162**	(128,754)	**(37,712)**	(300,614)
	1,083,086	740,577	**713,943**	426,736

Consolidated Cash Flow Statement

For the Year Ended 31 March 2001

(In Singapore Dollars)

	2000 – 2001 $'000	1999 – 2000 $'000
Cash flows from operating activities		
Profit before taxation	210,939	199,521
Adjustments for:		
Interest income	(2,903)	(1,992)
Interest on borrowings	4,714	352
Depreciation of fixed assets	39,985	38,488
Gain on sale of fixed assets	(26)	(27)
Provision for diminution in value of associated company	–	1,000
Share of results of associated companies	(17,732)	(17,523)
Operating profit before working capital changes	234,977	219,819
Increase in debtors	(5,430)	(2,850)
(Increase)/decrease in stocks	(1,271)	3,360
Increase in amounts owing by related companies	(7,669)	(2,967)
Increase in creditors	17,107	24,535
Increase in amounts due from associated companies	(299)	(893)
Cash generated from operations	237,415	241,004
Interest paid to third parties	(579)	(129)
Tax paid	(33,702)	(29,159)
Net cash provided by operating activities	203,134	211,716
Cash flows from investing activities		
Purchase of fixed assets	(91,972)	(170,787)
Purchase of long-term investments	(2,696)	–
Loans to third parties and associated companies	(2,688)	(54)
Dividends from associated companies	8,975	5,920
Proceeds from sale of fixed assets	286	49
Interest received from deposits	2,933	1,808
Dividends received from long-term investments	418	–
Interest paid to immediate holding company	(4,221)	(137)
Net cash used in investing activities	(88,965)	(163,201)
Cash flows from financing activities		
Proceeds of notes issued during the year	200,000	–
Proceeds from loan from third party	2,203	–
Repayment of term loans	(15,620)	14,380
Proceeds from loans from immediate holding company	–	160,401
Capital reduction	–	(100,000)
Repayment of loan from immediate holding company	(160,000)	–
Repayment of hire purchase creditor	(381)	(368)
Dividends paid	(14,900)	(197,580)
Net cash provided by/(used in) financing activities	11,302	(123,167)
Net increase/(decrease) in cash and cash equivalents	125,471	(74,652)
Cash and cash equivalents at beginning of financial year	44,809	119,461
Cash and cash equivalents at end of financial year	170,280	44,809

The following significant transactions between the Group and its related companies took place during the year on terms agreed between the parties:

	Group		Company	
	2000 – 2001	1999 – 2000	**2000 – 2001**	1999 – 2000
	$'000	$'000	**$'000**	$'000
Services rendered by:				
Immediate holding company	**14,540**	5,403	**1,592**	49
Subsidiary companies	–	–	**669**	500
Related companies	**1,553**	5,309	**705**	1,188
	16,093	10,712	**2,966**	1,737
Sales to:				
Immediate holding company	**498,214**	443,753	**2,103**	3,252
Subsidiary companies	–	–	**47,928**	29,777
Related companies	**19,897**	19,892	**1,009**	1,272
	518,111	463,645	**51,040**	34,301
Interest expense on:				
Loan from immediate holding company	**4,140**	219	**4,140**	219
Loan from third parties	**574**	133	**455**	4
Deposit from subsidiaries	–	–	**4,209**	2,014
	4,714	352	**8,804**	2,237
Interest income from:				
Immediate holding company	**1,405**	971	**1,254**	288
Third parties	**1,296**	787	**1,240**	775
Associated companies	**202**	234	**201**	234
	2,903	1,992	**2,695**	1,297

Additional Information

Required by The Singapore Exchange Securities Trading Limited

Interested persons transactions under the shareholders' mandate for the year are as follows:

	Total $'000
SIA Properties Limited	1,982
Singapore Airlines Limited	1,200
SEMAC Pte Ltd	479
Changi International Airport Services Pte Ltd	312
Fujitec Singapore Corporation Limited	103
Keppel Engineering Pte Ltd	92
Total interested person transactions	4,168

Note: All the above interested persons transactions were done on normal commercial terms.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 28th Annual General Meeting of the Company will be held at the Belvedere Room, Level 4, Main Tower, Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Saturday 7 July 2001 at 11.00 am to transact the following business:

Ordinary Business

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2001 and the Auditors' Report thereon.
2. To declare a final dividend of 40% or 4 cents per share less income tax of 24.5% for the year ended 31 March 2001.
3. To re-elect Mr Chew Choon Seng, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
4. To re-elect Mr Barry Desker, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.
5. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

Special Business

Ordinary Resolutions

6. To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

   6.1 "To approve payment of Directors' Fees of $327,120.54 (2000: $18,437.00) for the year ended 31 March 2001."

   6.2 "That subject to the Companies Act (Cap. 50) and the Articles of Association of the Company and the Listing Manual of the Singapore Exchange Securities Trading Limited, the Directors of the Company be and are hereby authorised pursuant to Section 161 of the Companies Act (Cap 50), to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit, PROVIDED ALWAYS THAT the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the total issued share capital of the Company for the time being, of which the aggregate number of shares that may be issued other than on a pro rata basis to existing shareholders shall not exceed 20 per cent of the total issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company, or the date by which the next Annual General Meeting of the Company is required by law or the Articles of Association of the Company to be held, whichever is the earlier."

   6.3 "That the Board of Directors of the Company be and is hereby authorised to offer and grant Options in accordance with the provisions of the SATS Employee Share Option Plan (the "Plan") and to allot and issue from time to time such number of ordinary shares of $0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the Options under the Plan, PROVIDED ALWAYS THAT the aggregate number of ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent of the total issued share capital of the Company from time to time."

7. To transact any other business which may arise and can be transacted at an annual general meeting.

NOTICE IS HEREBY GIVEN THAT, subject to approval being obtained at the 28th Annual General Meeting of the Company for the declaration of the final dividend which will be paid on 26 July 2001, the Transfer Books and Register of Members of the Company will be closed on 13 and 14 July 2001 for the preparation of dividend warrants.

Duly completed and stamped transfers received by the Company's Share Registrars, KPMG, at 138 Robinson Road #17-00, Hong Leong Centre, Singapore 068906, up to 5.00 pm on 12 July 2001 will be registered to determine shareholders' entitlement to the proposed final dividend.

By order of the Board

Annabelle Yip
Company Secretary

Dated this 5th day of June 2001
Singapore

Explanatory Notes On Ordinary Business Resolution No. 3 And Special Business To Be Transacted

i. Mr Chew Choon Seng will upon re-election continue to serve on the Audit Committee of the Company. He will not be considered an independent Director pursuant to Article 902(4)(a) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

ii. Ordinary Resolution No.6.1 is to approve the payment of Directors' Fees of $327,120.54 (2000: $18,437.00) for the year ended 31 March 2001, for services rendered by Directors on the Board as well as various Board Committees.

iii. Ordinary Resolution No. 6.2 is to empower the Directors from the date of the above Meeting until the date of the next Annual General Meeting, to issue shares in the Company. The number of shares which the Directors may issue under this Resolution will not exceed 50 per cent of the issued share capital of the Company for the time being. For issues of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed 20 per cent of the total issued share capital of the Company for the time being.

iv. Ordinary Resolution No. 6.3 is to authorise the Directors to offer and grant options in accordance with the provisions of the Company's Employee Share Option Plan (the "Plan") and to allot and issue shares under the Plan. The Plan was approved at the Extraordinary General Meeting of the Company prior to the initial public offering of the Company in 2000.

Notes

1. *A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.*
2. *The instrument appointing a proxy must be deposited at Robinson Road Post Office, P O Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Meeting.*

As At 16 May 2001

Analysis Of Shareholdings

Authorised share capital : 2,000,000,000 ordinary shares of S$0.10 each
Issued and fully paid : 1,000,000,000 ordinary shares of S$0.10 each

Range Of Shareholdings	Number Of Shareholders	%	Amount Of Shareholdings	%
1 – 1,000	19,170	67.74	19,135,914	1.91
1,001 – 10,000	8,734	30.86	24,303,265	2.43
10,001 – 1,000,000	386	1.36	16,389,200	1.64
1,000,001 and above	11	0.04	940,171,621	94.02
Total	28,301	100.00	1,000,000,000	100.00

Major Shareholders

No.	Name	Number Of Shares Held	%
1	Singapore Airlines Limited	870,000,000	87.00
2	DBS Nominees Pte Ltd	18,566,086	1.86
3	Raffles Nominees Pte Ltd	12,936,000	1.29
4	Citibank Nominees Singapore Pte Ltd	12,393,000	1.24
5	Oversea-Chinese Bank Nominees Pte Ltd	7,739,600	0.77
6	United Overseas Bank Nominees Pte Ltd	5,609,400	0.56
7	DB Nominees (S) Pte Ltd	4,746,035	0.48
8	Overseas Union Bank Nominees Pte Ltd	2,608,500	0.26
9	HSBC (Singapore) Nominees Pte Ltd	2,222,000	0.22
10	J M Sassoon & Co (Pte) Ltd	1,831,000	0.18
11	NTUC Income Insurance Co-operative Limited	1,520,000	0.15
12	Phillip Securities Pte Ltd	750,500	0.08
13	Realty & Investment Pte Ltd	600,000	0.06
14	BNP Paribas Nominees Singapore Pte Ltd	518,000	0.05
15	Keppel Bank Nominees Pte Ltd	506,200	0.05
16	Singapore Reinsurance Corporation Ltd – SIF General	450,000	0.05
17	OCBC Securities Private Ltd	424,000	0.04
18	DBS Securities Singapore Pte Ltd	366,000	0.04
19	Ong Mong Siang	307,000	0.03
20	UOB Kay Hian Pte Ltd	301,000	0.03
	Total	944,394,321	94.44

Substantial Shareholders (as shown in the Register of Substantial Shareholders)

No.	Name	Direct Interest	Indirect Interest	Total Interest	%
1.	Temasek Holdings (Private) Limited	–	871,861,000	871,861,000	87.19
2.	Singapore Airlines Limited	870,000,000	–	870,000,000	87.00

Request Form

Singapore Airport Terminal Services Limited (*Incorporated in the Republic of Singapore*)

5 June 2001

Dear Shareholder,

This is a copy of the Summary Financial Report ("SFR") of Singapore Airport Terminal Services Limited ("SATS") for financial year 2000/01. The SFR contains a review of the SATS Group for the year ended 31 March 2001. It also contains a summary of the audited financial statements of SATS and the SATS Group for that financial year. We will continue to send you a copy of the SFR for subsequent financial years, for as long as you are a SATS shareholder, unless you indicate otherwise.

The Directors' Report and the full financial statements of SATS and the SATS Group are set out in a separate report called the Annual Report. This report is available to all SATS shareholders at no cost upon request.

If you wish to receive a copy of the Annual Report for the financial year 2000/01 and/or the Annual Report for subsequent financial years for as long as you are a shareholder, please complete the request form below by ticking the appropriate box, and return it to us at the address specified overleaf, by no later than 14 June 2001. If we do not receive your request form, it will indicate that you do not wish to receive the Annual Report for the financial year 2000/01 and for future financial years. Nonetheless, please note that you may change your wishes in respect of our SFR and Annual Report for future financial years.

Yours faithfully

For Singapore Airport Terminal Services Limited

ANNABELLE YIP
Company Secretary

TO: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Robinson Road Post Office
P O Box 2114
Singapore 904114

NB. *Please tick only one box. Incomplete or incorrectly completed forms will not be processed.*

[ ] Please send to me/us the Annual Report in addition to the Summary Financial Report for financial year 2000/01.

[ ] Please do not send to me/us the *Summary Financial Report/Annual Report for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

[ ] Please send to me/us the Annual Report in addition to the Summary Financial Report for financial year 2000/01 and for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

Name(s) of shareholder(s): ______________________________

* NRIC/Passport Number(s): | | | | | | | | |

CDP Securities Account No. | | | | | - | | | | - | | | | | |

Address: ______________________________

____

Signature(s): ______________________ Date: ______________

* *delete where inapplicable*

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Postage will
be paid by licensee.
For posting in
Singapore and
Malaysia only.

SATS

Business Reply Service
Permit No. 06426

The Company Secretary

Singapore Airport Terminal Services Limited
Robinson Road Post Office
P O Box 2114
Singapore 904114

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Proxy Form
Annual General Meeting

Singapore Airport Terminal Services Limited (*Incorporated in the Republic of Singapore*)

Important

1. For investors who have used their CPF monies to buy the Company's shares, this report is forwarded to them at the request of their CPF approved nominees and is sent solely FOR THEIR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

*I/We: ______________________________ NRIC / Passport No.: ______________________________

of: ____

being a *member/members of Singapore Airport Terminal Services Limited, hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (No. of Shares)
and/or (delete as appropriate)			

Or failing *him/her, the Chairman of the Annual General Meeting ("AGM") of the Company, as *my/our *proxy/proxies to attend and to vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM of the Company to be held on 7 July 2001 and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the AGM shall be *my/our *proxy/proxies to vote, for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder, for *me/us and on *my/our behalf at the AGM and at any adjournment thereof.

No.	Resolutions	**For	**Against
	Ordinary Business		
1.	Adoption of the Directors' Report, Audited Accounts and the Auditors' Report		
2.	Declaration of final dividend		
3.	Re-election of Mr Chew Choon Seng retiring by rotation in accordance with Article 83		
4.	Re-election of Mr Barry Desker retiring by rotation in accordance with Article 83		
5.	Re-appointment and remuneration of Auditors		
	Special Business		
6.1	Approval of Directors' Fees		
6.2	Authority for Directors to issue shares pursuant to Section 161 of the Companies Act (Cap 50)		
6.3	Authority for Directors to offer and grant options and issue shares in accordance with the provisions of the SATS Employee Share Option Plan		

* Delete Accordingly ** Please indicate your vote "For" or "Against" with a "X" within the box provided.

Dated this _____ day of ____________________ 2001

Total number of Ordinary Shares held:

____

Signature(s) of Shareholder(s) or Common Seal

Important: Please read Notes on the reverse.

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Notes

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.
2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy.
3. The instrument appointing a proxy must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney.
4. A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act (Cap 50), to attend and vote on its behalf.
5. The instrument appointing a proxy or proxies (together with the power of attorney, if any, under which it is signed or a certified copy thereof) must be deposited at Robinson Road Post Office, P.O. Box 2114 Singapore 904114, at least 48 hours before the time appointed for the AGM.
6. A member should insert the total number of Ordinary Shares held. If the member has Ordinary Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act (Cap 50)), he should insert that number of Ordinary Shares. If the member has Ordinary Shares registered in his name in the Register of Members, he should insert that number of Ordinary Shares. If the member has Ordinary Shares entered against his name in the Depository Register as well as Ordinary Shares registered in his name in the Register of Members, he should insert the aggregate number of Ordinary Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares held by the member.
7. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Ordinary Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Ordinary Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the AGM as certified by The Central Depository (Pte) Limited to the Company.

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SATS

Affix
Postage
Stamp

The Company Secretary

Singapore Airport Terminal Services Limited
Robinson Road Post Office
P O Box 2114
Singapore 904114

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A happy, nurturing work environment not only fosters creativity and esprit d'corps, it also helps to cultivate a positive, can-do attitude from all of our staff - something which we call the YES! *attitude.*